SCHEDULE 14A
Proxy Statement Pursuant to Section 14(a)
of the Securities Exchange Act of 1934 (Amendment No. __)

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Campus Crest Communities, Inc.

(Name of Registrant as Specified In Its Charter)

Clinton Group, Inc.
Clinton Relational Opportunity, LLC
Clinton Relational Opportunity Master Fund, L.P.
GEH Capital, Inc.
George E. Hall
Scott R. Arnold
Randall H. Brown
William A. Finelli
Raymond Mikulich
Campus Evolution Villages, LLC
Andrew Stark
Evan Denner
(Name of Person(s) Filing Proxy Statement, if other than the Registrant)

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Campus Crest Communities Must Evolve

March 2015

CLINTON GROUP

Globally Diversified Investment Institution Specializing In

Alternative Investment Strategies



CAMPUS EVOLUTION VILLAGES


CLINTON RELATIONAL OPPORTUNITY MASTER FUND, L.P., CLINTON RELATIONAL OPPORTUNITY, LLC, CLINTON GROUP, INC. AND GEORGE E. HALL (COLLECTIVELY, "CLINTON"), SCOTT R. ARNOLD, RANDALL H. BROWN, WILLIAM A. FINELLI AND RAYMOND MIKULICH (THE "NOMINEES") AND CAMPUS EVOLUTION VILLAGES, LLC, EVAN DENNER AND ANDREW STARK (TOGETHER WITH CLINTON AND THE NOMINEES, THE "PARTICIPANTS") INTEND TO FILE WITH THE SECURITIES AND EXCHANGE COMMISSION (THE "SEC") A DEFINITIVE PROXY STATEMENT AND ACCOMPANYING FORM OF PROXY CARD TO BE USED IN CONNECTION WITH THE PARTICIPANTS' SOLICITATION OF PROXIES FROM THE STOCKHOLDERS OF CAMPUS CREST COMMUNITIES, INC. (THE "COMPANY") FOR USE AT THE COMPANY'S 2015 ANNUAL MEETING OF STOCKHOLDERS (THE "PROXY SOLICITATION"). ALL STOCKHOLDERS OF THE COMPANY ARE ADVISED TO READ THE DEFINITIVE PROXY STATEMENT AND OTHER DOCUMENTS RELATED TO THE PROXY SOLICITATION, WHEN THEY BECOME AVAILABLE, BECAUSE THEY WILL CONTAIN IMPORTANT INFORMATION, INCLUDING ADDITIONAL INFORMATION RELATED TO THE PARTICIPANTS. WHEN COMPLETED, THE DEFINITIVE PROXY STATEMENT AND AN ACCOMPANYING PROXY CARD WILL BE FURNISHED TO SOME OR ALL OF THE COMPANY'S STOCKHOLDERS AND WILL BE, ALONG WITH OTHER RELEVANT DOCUMENTS, AVAILABLE AT NO CHARGE ON THE SEC'S WEBSITE AT HTTP://WWW.SEC.GOV/.

INFORMATION ABOUT THE PARTICIPANTS AND A DESCRIPTION OF THEIR DIRECT OR INDIRECT INTERESTS BY SECURITY HOLDINGS IS CONTAINED IN THE PRELIMINARY PROXY STATEMENT ON SCHEDULE 14A FILED BY CLINTON WITH THE SEC ON FEBRUARY 23, 2015. THIS DOCUMENT CAN BE OBTAINED FREE OF CHARGE FROM THE SOURCE INDICATED ABOVE.

NOTHING HEREIN SHOULD BE CONSTRUED AS INVESTMENT ADVICE. AN INVESTMENT IN THE COMPANIES MENTIONED HEREIN ENTAILS SIGNIFICANT RISK.

An Introduction to Clinton Group and Campus Evolution Villages

CLINTON GROUP

CAMPUS EVOLUTION VILLAGES

Clinton Group and Campus Evolution Villages Have Partnered on a Turnaround Plan for Campus Crest Communities, Inc.

Clinton Group

- Founded in 1991, Clinton Group is an SEC Registered Investment Advisor, that invests globally across asset classes
- Senior investment professionals span a wide range of investment and trading disciplines, bringing diverse expertise to bear in our investment strategies
- Focus on investing in small- and mid-cap U.S. public companies with untapped opportunities to improve
- Invest in high quality public companies that are underperforming relative to their potential
- We attempt to engage constructively with executives and boards and seek to improve performance and unlock value
- Track record includes constructive engagement with boards, building coalitions and recruiting new directors
- ***Clinton Group has no ownership interest or other monetary interest in Campus Evolution Villages or its properties***

Campus Evolution Villages

- Founded in 2011, Campus Evolution Villages manages over $500mm in student housing assets and owns and/or operates over 10,000 beds at 20 universities
- Executive team is a change agent in the industry with over 25 years experience in serving the student demographic and has a unique understanding of operations
- Significant turnaround and growth experience and capital markets/public company experience as well as sector relationships
- Currently funded by two very prominent and well respected real estate families in North America and a leading multi-strategy hedge fund


CAMPUS
EVOLUTION
VILLAGES

Campus Crest Communities Overview



- Campus Crest Communities, Inc. is a self-managed, self-administered and vertically-integrated REIT focused on developing, owning and managing student housing properties with three brands:
  - Grove: 47 properties
  - Copper Beech Townhomes: 37 properties
  - evo: 3 properties
- Extended history since IPO of underperformance on key operating, return and valuation metrics
- In November 2014, the Company announced a strategic repositioning involving the "resignation" of the CEO and CFO, halting of new development and the acquisition of the remainder of Copper Beech (previously a JV)
- In December 2013, Clinton filed a notice of its intent to nominate four individuals to the Company's Board
- Stock has declined 44% since the IPO; declined 25% LTM
- ***Clinton Group and Campus Evolution Villages have a plan to address all the issues and needs of the Company today by installing a new independent Board and highly experienced management team***

Stock Price Chart and Capitalization



Price Per Share	**$7.01**
Market Capitalization (mm)	**$454**
Enterprise Value (mm)	**$1,176**
P/2015E FFO[1]	**10.8x**
P/2015E AFFO[1]	**13.2x**
P/NAV[1]	**95.8%**
Dividend Yield	**4.7%**

Note: Stock price as of February 13, 2015, and stock price performance reflected for the period ended February 13, 2015, the day prior to Clinton Group's disclosure of its current plan for the upcoming proxy contest.
(1) FFO is defined as Funds from Operations. AFFO is defined as Adjusted Funds from Operation. NAV is defined as Net Asset Value. Source: Bloomberg consensus for FFO and AFFO estimates, CapitalIQ consensus for NAV estimate.

Executive Summary



- Campus Crest's common stock has performed poorly for shareholders as measured over any relevant period since the Company's IPO in October 2010
- Operationally, we believe the Company has failed to execute well on a number of important fronts:
  – 40% of the Company's properties are below 90% occupancy
  – Property level operating metrics lag those of its Peers[1]
  – Capital allocation has been poor as new projects have cost overruns and have missed completion dates
  – evo project has been a disaster to date, and the acquisition of Copper Beech taxed the Company's balance sheet
- Today, the Company does not have permanent leadership with student housing or REIT experience:
  – The Interim CEO/Non-Executive Chairman is previously an insurance company executive
  – The President's career has revolved around investor relations and capital markets
- We believe the Board of Directors should be held accountable for the operation missteps and lack of leadership
  – The Board of Directors has overseen lavish corporate expenditures
  – Directors have a number of intertwined relationships and troubling related party transactions, and stock ownership via open market purchase pales in comparison to cumulative compensation

- **We believe our Board nominees, in conjunction with partnering with Campus Evolution Villages, have a comprehensive plan to address all of the Company's needs today**
  – Installation of a cohesive management team
  – Detailed operational plan for turning around operations in the near-term
  – Repositioning of the Company for growth and acquisitions, when appropriate
- **Our Group is mindful of the Company's strategic alternative process today**
  – <u>We are committed to continuing the process and will not stand in the way of a market-clearing bid for the entire Company</u>

---

(1) Throughout this document, "Peers" is defined as the two other publicly traded REITs predominantly involved in student housing, American Campus Communities, Inc. and Education Realty Trust, Inc. The Company has not listed a group of peer companies in any of its proxy statements since its IPO. In its 10-K for the year ended December 31, 2013, the Company provides a stock price comparison to the FTSE ERPA/NAREIT United States Index.

Our Vision: Pro Forma for a Refreshed Board

- The Board of Directors is reconstituted with Clinton Group's nominees and two existing Board Members
- The Company hires Andrew Stark and Evan Denner as Chief Executive Officer and President/Chief Operating Officer, respectively
- The Management Company of Campus Evolution Villages is purchased by the Company in an arms-length, fair market value transaction
  - Assets include intellectual property, infrastructure, management systems and the assignment of existing management contracts
  - Purchase price is less than $10mm
  - Campus Crest creates a taxable REIT subsidiary, if necessary
  - Campus Crest would receive a call option to purchase managed real estate owned by affiliates of Campus Evolution Villages


Shareholders
Clinton Group Board Nominees
Two Existing Board Members
Andrew Stark, CEO
Evan Denner, President and COO
CAMPUS CREST
CAMPUS EVOLUTION VILLAGES
Management Company
Option to Buy
Owned by Affiliates
STUDENT HOUSING
STUDENT HOUSING
STUDENT HOUSING

Campus Crest Has Consistently Underperformed Peers



Stock Price Performance Lags Peers



Return: 81%

Return: 75%

Return: 61%

Return: (28%)

Campus Crest — American Campus Communities — Education Realty Trust — FTSE EPRA/NAREIT United States Index

Same Store Rental Revenue Per Bed Growth Below Peers[1]



14%

6%

1%

CCG   ACC   EDR

Bloated Bad Debt Expense



CCG: 3%

ACC: 1.6%

EDR: 1.2%

— CCG — EDR — ACC

Significant Overleverage (as of 12/31/14)



15.4x

8.4x

7.5x

CCG   ACC   EDR

Source: CapitalIQ.
Note: Stock price as of February 13, 2015, and stock price performance reflected for the period ended February 13, 2015, the day prior to Clinton Group's disclosure of its current plan for the upcoming proxy contest. Performance includes all dividends reinvested.
(1) 2 year CAGR calculated from 2012 to 2014.

Issues Under Current Leadership



We Believe the Board of Directors Has Failed As Fiduciaries to Shareholders

Board Responsibility	Results
Corporate Leadership	▪ The Board has no student housing expertise and limited real estate and REIT expertise and has overseen years of poor execution and what we view as a misguided strategy leading to underperformance ▪ Overseen excessive spending and abuses of corporate power ▪ There is no permanent executive team in place today, COO recently resigned after just 4 months ▪ Significant turnover in the executive suite over the past three years ▪ The Interim CEO / Non-Executive Chairman did not attend the last earnings call
Overseeing Operations and Efficiency	▪ Execution at the operating level has been poor, and operating metrics lag those of its Peers ▪ evo concept has grossly underperformed relative to management's expectation, and it is unclear how much testing the Company did beforehand ▪ By their own admission, *"running a student housing REIT is not rocket science"* *(Q2 2014 Earnings Call),* apparently not knowing the day to day difficulties of managing student housing
Capital Allocation	▪ Vertical integration strategy has proven to be damaging to shareholders ▪ Ill-conceived Copper Beech transaction (in multiple steps) was at a very high basis and costly to shareholders ▪ evo concept appears to be a tremendous loser; $56mm guarantee by CCG ▪ Construction completion dates were missed causing a significant reduction in return on invested capital ▪ Significant corporate guarantees ▪ By their own admission, *"we're not student housing developers"* *(Q2 2014 Earnings Call)*
Corporate Governance	▪ Insiders own less than 2% of the outstanding stock ▪ The Compensation Committee approved luxury sports cars (a Maserati and Tesla) ▪ What we view as excessive use of private aircraft and questionable related party transactions ▪ By their own admission, *"our corporate governance score sucks"* *(Q2 2014 Earnings Call)*

The Path Forward



Our Group Has Identified a Clear Plan to Execute

Board Responsibility	Plans for the Future
Corporate Leadership 	▪ Nominees have student housing, REIT, and real estate private equity expertise ▪ "Plug and Play" executive team can take over C-suite immediately bringing fully staffed and scalable management team ▪ Proposed management team has years of experience in primary disciplines and aspects of student housing and strong industry relationships ▪ Nominees have significant capital markets experience and relationships ▪ Fiscally responsible executive team that thinks like owners
Overseeing Operations and Efficiency 	▪ Proposed management team has a proven track record of rehabilitating troubled companies and assets ▪ Seamless transition to Campus Evolution Villages' best practices and proven operating processes and procedures while using the existing operating level infrastructure of the Company ▪ Plan includes stabilization of current operations, improved marketing, improved university relationships, and a re-positioning of assets for the critical current pre-leasing period ▪ Will utilize proven "TURN"[1] methodology for critical, upcoming TURN period
Capital Allocation and Restoration of a Path to Growth 	▪ Campus Evolution Villages intends to provide Campus Crest with a right of first offer or option on its owned assets – a path to restoring a growth pipeline ▪ One of a kind proprietary opportunity to add a meaningful portfolio of owned assets ▪ Expect to attract significant capital in excess of $100mm to manage balance sheet and foster growth opportunities
Corporate Governance 	▪ Capital commitment from our group ensures an alignment of interests with all shareholders ▪ Wasteful spending will be eliminated, and expenditures will be re-examined on an ROIC basis ▪ Investor relationships expected to improve with better engagement and transparency
Open to Value Creation 	▪ We are committed to continuing the ongoing strategic alternatives process ▪ We are open to a sale of the Company at a market clearing price acceptable to shareholders ▪ Provides potential buyers a superior management team and shareholders an "insurance policy"

(1) The TURN is defined as the period between students moving out and students moving into their housing apartments.

Our Nominees' Expertise is More Relevant to Campus Crest



Existing Board of Directors



Richard Kahlbaugh
Interim CEO and Chairman, Campus Crest Former Chairman and CEO, Fortegra Financial Corporation

Insurance



Lauro Gonzalez-Moreno
Transformation Specialist, Team Leader, Amgen

Biotechnology
Consulting



James McCaughan
Partner, New Phase Advisor Services

Financial Services
Consulting



Denis McGlynn
CEO and President, Dover Downs

Casino/Horse Racing



Daniel Simmons
Co-Founder, Harbor Retirement Associates

Senior Living
REIT Consulting

Clinton Group Independent Nominees



Capital Markets
Private Equity

Scott Arnold
Senior Portfolio Manager, Clinton Group



Student Housing
Operations
Acquisitions/ Development
Capital Markets

Randall H. Brown
Former CFO, Education Realty Trust



Real Estate Investing
Operations

William A. Finelli
Former President, BlackRock Realty Advisors



Real Estate Investing
Capital Markets
Acquisitions/ Development

Raymond C. Mikulich
Former Head of Apollo Global Real Estate Private Equity



We Believe Our Group's Intended Executive Team is Far Superior

CLINTON GROUP

CAMPUS EVOLUTION VILLAGES

Clinton Group's Proposed Executive Leadership



Andrew Stark
CEO, Campus Evolution Villages
Former Managing Director, Cantor Fitzgerald
Instrumental at Inception of American Campus Communities
Former President Northeast and Mid-Atlantic Regions, WCI Communities



CAMPUS CREST

- REIT
- Student Housing
- Capital Markets
- Real Estate Investing
- Acquisitions / Development
- Operations

Evan Denner
Chief Investment Officer, Campus Evolution Villages
Former Senior Managing Director and CIO, Merchant Banking Cantor Fitzgerald
Former Deputy CEO of Hypo Real Estate Capital Corporation
Former CEO, Quadra Realty Trust



Existing Executive Leadership



Richard Kahlbaugh
Interim CEO and Non-Executive Chairman, Campus Crest
Former Chairman and CEO, Fortegra Financial Corporation





CAMPUS CREST

- Insurance
- Public Co. CEO
- Investor Relations
- Capital Markets

Aaron Halfacre
President, Campus Crest
Former SVP Capital Markets, Cole Real Estate Investments



Underperformance Against Peers Since IPO

- Management and the Board have a record of poor shareholder returns
- CCG's stock price has materially underperformed both the broader REIT index and its direct student housing peers since the Company's October 2010 IPO



100%
50%
0%
-50%
-100%
Oct-10
Apr-11
Oct-11
Apr-12
Oct-12
Apr-13
Oct-13
Apr-14
Oct-14
Return: 81%
Return: 75%
Return: 61%
Return: (28%)
Campus Crest
American Campus Communities
Education Realty Trust
FTSE EPRA/NAREIT United States Index

Source: CapitalIQ.
Note: Stock price as of February 13, 2015, and stock price performance reflected for the period ended February 13, 2015, the day prior to Clinton Group's disclosure of its current plan for the upcoming proxy contest. Assumes dividends reinvested.

Underperformance Against Peers In Every Period



1-Year Performance

- CCG: -20%
- ACC: 24%
- EDR: 30%

2-Year Performance

- CCG: -37%
- ACC: 1%
- EDR: 17%

3-Year Performance

- CCG: -20%
- ACC: 12%
- EDR: 24%

4-Year Performance

- CCG: -33%
- ACC: 53%
- EDR: 73%

Performance Since IPO

- CCG: -28%
- ACC: 61%
- EDR: 81%

Source: CapitalIQ.
Note: Stock price as of February 13, 2015, and stock price performance reflected for the period ended February 13, 2015, the day prior to Clinton Group's disclosure of its current plan for the upcoming proxy contest. Performance includes all dividends reinvested.

CCG Has Consistently Underperformed Peers on Key Financial Metrics



Rental Revenue per Bed (2 Yr CAGR)[1]



AFFO Growth (2 Yr CAGR)[1]



EBITDA Margin (2014)



Bad Debt Expense % of Rental Revenue (2014)



SG&A % of Rental Revenue (2014)



Debt / EBITDA (as of 12/31/14)



Source: CapitalIQ and analyst supplements.
(1) 2 year CAGR calculated from 2012 to 2014. Rental revenue per bed is defined as same store rental revenue per occupied bed per month.



Performance Has Continued to Lag in Recent Quarters

- We believe a lack of real estate and student housing operating experience at Campus Crest continues to show in the Company's recent performance
- Financial metrics have continued to deteriorate after the management turnover
- We believe field management receives limited guidance from a C-suite with no student housing experience

Revenue

$32
$35
$28
$29
Q1 2014
Q2 2014
Q3 2014
Q4 2014

Operating Income

$4
$2
-$117
-$22
Q1 2014
Q2 2014
Q3 2014
Q4 2014

FFO Per Share

$0.18
$0.17
-$1.84
-$0.34
Q1 2014
Q2 2014
Q3 2014
Q4 2014

Source: CapitalIQ.
Note: Dollars in millions except FFO per share data.



A History of Missing Guidance and Consensus Estimates

Management Continually Reduces Guidance

- Campus Crest has missed annual FFO guidance every year since 2011, beginning immediately after the IPO

- Management has revised FFO guidance downward by an average of 6% on 3 occasions, in Q2 '12, Q3 '13 and Q2 '14

- In Q3 '14, management withdrew earnings guidance after missing the "low-end" and in Q4 '14, management withdrew FFO guidance

A History of Missing Consensus Estimates

- Campus Crest started missing consensus estimates in FY 2013, when it missed guidance by 10%

- In FY 2014, it underperformed in three of the quarters, and severely missed the full year estimate by $2.45 per share

- Guidance withdrawals have not helped analysts, and they bemoan the management's "fairly limited" disclosure

FFO Per Share

	FY 2011	FY 2012	FY 2013	Q1 2014	Q2 2014	Q3 2014	Q4 2014	FY 2014
Actual	$0.73	$0.75	$0.73	$0.18	$0.16	($1.84)	($0.34)	($1.82)
Consensus	$0.72	$0.73	$0.80	$0.17	$0.17	$0.16	$0.15	$0.62
Guidance	$0.75	$0.78	$0.85					$0.73
Actual vs Guidance	-3%	-4%	-14%					na
Actual vs Consensus	1%	3%	-9%					na

Source: CapitalIQ.



IPO Case Study – Poor Showing Right out of the Box…And Four Years Later the Company Is Still Underperforming

CLINTON GROUP

CAMPUS EVOLUTION VILLAGES

First Quarter as a Public Co. Resulted in Disappointment

- On March 1, 2011 CCG reported its first quarter as a public company, resulting in negative analyst comments and missing estimates
  - AFFO of ($3.3mm) vs. consensus of $5.1mm, EBITDA of $1.9mm vs. consensus of $7.4mm
  - Occupancy of 88% vs. the 90% disclosed in the S-11
  - Property expenses were $645k higher than normal
  - ~$700k bad debt expense
  - 2 JVs were delayed (University of Maine, Orono and Colorado State, Fort Collins) resulting in lost income of ~$800k

Post Q2 2011 - Analyst Commentary

- "But all of that should have been known at the time of the IPO and clearly the street was lower than where your sort of mindset was to begin with… So it doesn't think you started off well…why do you have to come out of the box so far below.." ***– Michael Bilerman, Citigroup***
- "[bad debt expense] seems like a large write-off there for something you probably should have looked at.." – ***Michael Salinsky, RBC Capital Markets***

Equity Market Reaction



(26%) stock price move over a 2 week period just after the IPO
$15
$14
$13
$12
$11
1/3/2011
1/13/2011
1/23/2011
2/2/2011
2/12/2011
2/22/2011
3/4/2011
3/14/2011

Source: CapitalIQ.



40% of Campus Crest's Properties Are Below 90% Occupancy

CLINTON GROUP

CAMPUS EVOLUTION VILLAGES

- The trend in occupancy year over year has not been positive

Property	Primary University	Year	Units	Beds	Occupancy 2013	Occupancy 2014	Y/Y Decline
Wholly Owned Operating Properties							
The Grove at Gainesville, FL	University of Florida	2014	256	682	-	58%	n/a
The Grove at Clarksville, TN	Austin Peay State University	2011	208	560	90%	73%	(17%)
The Grove at Columbia, MO	University of Missouri	2011	216	632	74%	73%	(1%)
The Grove at Ft. Wayne, IN	Indiana -Purdue University Ft. Wayne	2011	204	540	94%	77%	(17%)
The Grove at Mt. Pleasant, MI	Central Michigan University	2014	224	584	-	77%	n/a
The Grove at Las Cruces, NM	New Mexico State University	2006	168	492	85%	83%	(2%)
The Grove at Nacogdoches, TX--Phase I & II	Stephen F. Austin State Univ.	2007/2012	260	682	87%	85%	(2%)
The Grove at Moscow, ID	University of Idaho	2009	192	504	99%	86%	(13%)
The Grove at Mobile, AL--Phase I & II	University of South Alabama	2007/2008	384	1008	79%	85%	6%
The Grove at Slippery Rock, PA	Slippery Rock University	2014	201	603	-	86%	n/a
The Grove at Muncie, IN	Ball State University	2013	216	584	71%	86%	15%
The Grove at Statesboro, GA	Georgia Southern University	2010	200	536	75%	86%	11%
The Grove at Valdosta, GA	Valdosta State University	2011	216	584	88%	87%	(2%)
Copper Beech							
Copper Beech at Kalamazoo, MI - Phase II	Western Michigan University	2008	115	340	77%	69%	(8%)
Copper Beech at Bloomington, IN	Indiana University	2005	107	297	84%	70%	(14%)
Copper Beech at West Lafayette, IN – Baywater	Purdue University	2004	137	488	99%	84%	(15%)
Copper Beech at Bloomington, IN - Colonial Crest	Indiana University	1970	206	402	82%	82%	0%
Copper Beech at Kalamazoo, MI - Phase I	Western Michigan University	2007	256	784	86%	82%	(4%)
Copper Beech at West Lafayette, IN – Klondike	Purdue University	2003	219	486	91%	86%	(5%)
Copper Beech at San Marcos, TX - Phase II	Texas State University	2012	142	410	92%	88%	(4%)
Copper Beech at Columbia, MO	University of Missouri	2006	214	654	100%	88%	(12%)
Copper Beech at San Marcos, TX - Phase I	Texas State University	2011	273	840	90%	89%	(1%)
Joint Venture Operating Properties							
evo à Sherbrooke	McGill University	2014	488	929	n/a	11%	n/a
evo à Square Victoria	Concordia University / McGill	2014	715	1,294	n/a	16%	n/a
evo at Cira Centre South	University of Pennsylvania / Drexel	2014	344	819	n/a	51%	n/a
The Grove at Greensboro, NC	UNC at Greensboro	2014	216	584	n/a	57%	n/a
The Grove at Louisville, KY	University of Louisville	2014	252	656	n/a	61%	n/a
The Grove at Indiana, PA	Indiana University of Pennsylvania	2013	224	600	92%	65%	(27%)
The Grove at Fayetteville, AR	University of Arkansas	2012	232	632	61%	67%	6%
The Grove at Conway, AR	University of Central Arkansas	2010	180	504	70%	65%	(4%)
The Grove at Norman, OK	University of Oklahoma	2013	224	600	85%	76%	(9%)
The Grove at Lawrence, KS	University of Kansas	2009	172	500	86%	74%	(12%)
The Grove at Laramie, WY	University of Wyoming	2012	224	612	84%	82%	(2%)
The Grove at Stillwater, OK	Oklahoma State University	2012	206	612	95%	82%	(13%)

Source: Company filings and CapitalIQ.

"As you would likely agree, and I don't want to sound too cliché here, but running a student housing REIT isn't rocket science…"

– Aaron Halfacre, Q2 2014 Earnings Call

Rick Kahlbaugh is Going to Stabilize the Business But Doesn't Even Join Earnings Calls?

Earnings Call – Q3 2014

"In my capacity as the Lead Independent Director, the Board felt that it was appropriate for me to step in because I do have public company experience and help stabilize the business."***– Rick Kahlbaugh***

One Earnings Call Later – Q4 2014

"And then, so, Richard is not on the call currently? - ***Michael Jason Bilerman, Citi***

"Rick is not on this call" ***– Aaron Halfcare***

We Believe Campus Crest has a Disastrous Reputation in Many Markets



CLINTON GROUP

CAMPUS EVOLUTION VILLAGES

Abundance of Negative Press Speaks to CCG's Mismanagement



azdailysun.com
Serving Flagstaff and northern Arizona

(AZ Daily Sun, 12/24/14)

- *FPD to The Grove: Clean up your act*
  - Flagstaff, AZ: "Throughout 2013 and the fourth quarter of 2014, several attempts were made by officers of the Flagstaff Police Department to partner with The Grove management and convince the management that participation in the (Crime Free Multi-Housing) program would be mutually beneficial, **no interest was expressed at all in establishing any type of partnership or becoming involved in** (Crime Free Multi-Housing) during that time frame. The Grove, which is owned by the corporation Campus Crest, has been known as a crime hot spot almost from the time it opened near South Lone Tree Road and Franklin Avenue in the fall of 2012. FPD has arrested more than 250 people at the complex, which is located just across the street from the police station. The vast majority of the arrests have been for alcohol-related crimes like underage drinking, out-of-control parties, fights and disorderly conduct."

Arrests at The Grove Flagstaff





FOX 10
POLICE BREAK APART MASSIVE PARTY
ESTIMATED 1000 PEOPLE AT FLAGSTAFF WEEKEND PARTY

Prairie Business
northern plains business resource

(Prairie Business, 8/13/14)

- *Grand Forks student apartments face delays* (Prairie Business, 8/13/14)
  - Grand Forks, ND: "But some soon-to-be residents hoping to move into their apartments Aug. 23, the original move-in date for the new 600-bed complex on South 42nd Street that is still under construction, have received some not so great news."

Grand Forks apartments facing construction delays





CLINTON GROUP

CAMPUS EVOLUTION VILLAGES

We Believe Campus Crest has a Disastrous Reputation in Many Markets

Abundance of Negative Press Speaks to CCG's Mismanagement



WLKY 32 (WLKY, 8/25/14)

- *UofL 'extremely disappointed' in The Grove delays* (WLKY, 8/25/14)
  - Louisville, KY: "The new complex, The Grove, was expected to be ready when students moved in over the weekend, but some students found their accommodations were not finished….University spokesman Mark Hebert said UofL officials were extremely disappointed when they heard the apartments were not move-in ready, and said Campus Crest, which operates The Grove, assured the university on Friday that the units would be ready…Their CEO showed up yesterday and admitted they made mistakes, they had problems and that they would fix them as quickly as possible…"I would never live in a place like this again," she said. "They're trying to do stuff but I don't think they're doing enough for us."
  - *Univ. of Louisville students, parents upset at disastrous housing conditions* (News 10, 8/24/14)
    - "Tenants were floored to find no working elevator, glass windows missing from the stairwells which allowed rain into the building Saturday evening and construction materials at every turn. 'There was no carpet, no painted walls. There's construction workers there now just sitting in the halls,' said a junior, Sarah Cocanougher."



Construction Delays

COLUMBIA DAILY TRIBUNE (Columbia Daily Tribune, 11/25/13)

- *The Grove apartment complex runs afoul of MU rules*
  - Columbia, MO: "The Grove, owned by Charlotte, N.C., student housing firm Campus Crest Communities, was barred from off-campus housing fairs on the MU campus and not included in a catalog of off-campus housing options during the last academic year after it violated a "three-strikes rule" from the university's Off Campus Student Services office."



Poor University Relations

Examples of Poor Site Selection

CLINTON GROUP

CAMPUS EVOLUTION VILLAGES

The Grove – Lawrence, KS

- 3 miles from University of Kansas campus
  - 2014 Occupancy Rate: 74%


1 h 1 min
2.9 miles
1 h 1 min
2.9 miles
1 h 7 min
3.3 miles
University of Kansas
Memorial Stadium
Lawrence High School
Perry Park
Holcom Park

The Grove – Columbia, MO

- 2.5 miles from University of Missouri campus
  - 2014 Occupancy Rate: 73% occupancy rate


Mel Carnahan Quadrangle
50 min
2.5 miles
51 min
2.5 miles
University of Missouri
A.L. Gustin Golf Course
Hinkson Field
Capen Park
Grindstone Nature Area
Waters-Moss Memorial Wildlife Area
The Grove Apartments Columbia

The Grove – Clarksville, TN

- 1.9 miles from Austin Peay State University campus
- Apartments reside on the far side of the Red River
  - 2014 Occupancy Rate: 73%


The Grove Apartments Clarksville
Red River
West Fork Red River
41 min
2.0 miles
Austin Peay State University
Dunn Center

The Grove – Las Cruces, NM

- 0.8 miles from New Mexico State University campus
- Located on the rear side of campus, across Interstate 10
  - 2014 Occupancy Rate: 83%


N Weddell Dr
17 min
17 min
17 min
The Grove Apartments Las Cruces

Source: Google Maps, Company filings, Occupancy rates from 2014 Q4 analyst supplement

Subpar Construction Not Uncommon at Newly Completed Properties

CCG's Poor New Development History Marred With Cases of Shoddy Construction and Delayed Move-ins

- <u>The Grove Apartments Denton</u>: Improper construction leads to three injured in balcony collapse
  - In September, 2011 three individuals were injured after falling three stories due to the metal balcony on CCG's The Grove Denton location collapsing
  - Statements from CCG state that the balcony was non-weight bearing structure, despite installing a functional door leading to the balcony

- <u>The Grove Apartments Orono</u>: "The issues at this place are unbelievable," – UMaine Graduate Student
  - In January, 2013 CCG's Maine apartment complex, unable to deal with cold weather, saw power outages due to insufficient transformers, frozen water pipes and frozen sprinkler systems
  - Additional problems facing the Orono complex include mold, mildew, plumbing problems, appliance malfunctions and furniture falling apart

- <u>The Grove Apartments State College</u>: Subpar construction logistics leads to delayed move ins
  - Construction setbacks at Penn State University location lead CCG to delay students' ability to move into its 216-unit apartment complex

Balcony Collapse at Grove Denton



Mold Formation at Grove Orono



Campus Crest's Bad Debt Policy was "Non-Existent"[1]

The Company was not Mindful of a Key Cost Driver: Bad Debt Expense

- "But the issue is, is <u>we got lax</u>, to be honest with you, <u>over the summer with these renewals</u> and was very focused on leasing new people" – *Robert M. Dann, Former Chief Operating Officer, Q4 '13*

- "As far as pushing on the kids with the bad debt, that's our new policy, that's what we're continuing to push. Its unchartered waters for us because we haven't really had this policy in place before" – *Robert M. Dann, Former Chief Operating Officer, Q1 '14*

- When attempting to recoup the bad debt in arrears, Campus Crest did not have an external collection agency, which could threaten the credit scores of delinquent renters leading to higher recoveries

- In a push to increase occupancy rates post-IPO while saving on marketing costs, CCG focused on persuading former residents to renew their leases early on in the academic year (Mid-October). Once this leasing effort was over (early Spring), management shifted their efforts to new leases and allowed many of the "renewals" to fall away over the summer

- Bad debt is a compounding problem as delinquent, undesirable residents stay longer, leading to headwinds in the next leasing cycle



Average Annual Bad Debt Expense Since IPO (2010)

3.0% — CCG
1.6% — ACC
1.2% — EDR

Source: CapitalIQ.
(1) Q4 2013 Earnings Call Transcript.

Development Cost Overruns



"We acknowledge that our past focus on outside development activity has placed an increased strain on our balance sheet, our ongoing operations and our ability to execute." – *Ted Rollins, Q2 2014 Earnings Call*

- In 2014, announced impairments were proof that management had overvalued its development properties and land

  – $30mm of land and predevelopment costs were impaired when management decided to discontinue development operations

  – Development JVs were impaired $51mm in Q3 2014 due to over-valuing the Montreal Property and Harrison Street partnership

- Since 2013, 17 properties have been in development – **53% have had cost over-runs and many were delayed in deliveries**

- 6 properties were opened for academic year 2013: State College and Muncie locations were only 70% occupied

Examples of Construction Difficulties

- **Montreal Development not completed in time for 2014 academic year**

  – "Construction delays that made leasing very challenging" and CCG are currently making last ditch efforts to have McGill raise awareness for the property

  – The investment has been written down from CAD 38mm to CAD 16mm in less than a year and CCG guarantees CAD 56mm compared to their partner with no financial guarantee

- **Grove Complex in Louisville, KY**

  – Units were pre-leased for August 2014 move-in, but not completed

  – CEO visited campus to say that construction is due to be done by Oct. 1

- **Grove Complex in Orono, ME**

  – "Repeated power outages, frozen water pipes and sprinkler systems, mold and mildew and faulty appliances" – Bangor Daily News (1/30/13)



Our View:
Zealous External Growth Agenda Resulted in Unforced Operational Errors

CLINTON GROUP

CAMPUS EVOLUTION VILLAGES

Focus on Development Left No One to Mind the Operations in an Operating-Intensive Business

- Delayed development deliveries resulted in students having nowhere to live
  - Montreal, QC, Louisville, KY, Grand Forks, ND, Orono, ME, Columbia, MO, Ellensburg, WA, Ames, IA
- Poor university relations resulted in lost university affiliations driving low occupancy
  - Banned from the University of Missouri's off-campus housing fairs and not included in the school's catalog of off-campus housing options in 2013, after it engaged in "increasingly competitive tactics" in a bid to lure students. Occupancy rates dropped 11.9% at Copper Beech at Columbia, MO as a result
- Complicated evo hotel conversion in Canada resulted in a financial disaster
  - Property cost $60mm under the direction of this Board and is now 11% occupied!
  - $56mm corporate guarantee by the Company
- Ill-conceived acquisition (and lack of integration plan) of large Copper Beech portfolio with messy deal structure
  - Acquired at 6.4% cap rate
- Off-market Harrison Street JV terms – corporate guarantee solely by CCG is highly unusual for the PE industry

CLINTON GROUP

An Investment Gone Wrong: evo Montreal

Campus Crest Overpaid for a Bad Deal

- The initial investment of $38mm was impaired to $16mm and is now carried at $10mm
- Dismal performance of the evo properties has resulted in Beaumont Partners, CCG's partner, being unable to pay down the $16mm in preferred equity CCG has in the joint venture before the Sept '14 deadline. As a result, CCG now owns an increased stake (47%) of a JV it wants to "explore strategic alternatives" for
- CCG also guaranteed 50% of the acquisition facility raised to fund the project

Management Admits to Poor Execution

- "Montreal has not met our expectations and clearly has been -- had disappointing leasing results." – ***Scott Rochon, Q3 '14 Earnings Call***
- "We had construction delays that made leasing very challenging." – ***Aaron Halfacre, Q3 '14 Earnings Call***
- "We went cross-border, and they felt that it was out of our style box." – ***Aaron Halfacre, Q3 '14 Earnings Call***
- And most recently – "We are looking to exit both of these assets and are working diligently to do so" – ***Scott Rochon, Q4 '14 Earnings Call***

Results and Management's Plan

- As a result, both properties have performed miserably – evo Centre-Ville currently stands at 11% occupancy and evo Vieux-Montreal stands at 16% occupancy
- "We've engaged a new General Manager that has rich market -- local market experience working both in the hospitality and in the sort of multi-family space." – ***Aaron Halfacre, Q4 '14 Earnings Call***

Location



OUTREMONT
QUARTIER LATIN
Théâtre St-Denis
UQÀM
Métropolis
Stade Memorial Percival-Molson
Cimetière Mont-Royal
University of Montreal
Parc du Mont-Royal
McGill University
DOWNTOWN
Notre-Dame-des-Neiges
Square Vic
777 Rue U
ÉTS

A Look Closer: Ill-Conceived Copper Beech Acquisition



We Believe the Deal Structure is an Indication of Poor Capital Allocation

- Initial deal was announced in February 2013 as a two-stage acquisition:
  - Stage 1: CCG to acquire 48% stake in Copper Beech for $262mm (financed through an equity offering), assuming $106mm of Copper Beech debt
  - Stage 2: From 2013 to 2016, CCG given three options to increase its equity stake up to 100%
    - In September, 2013, CCG amended its agreement with Copper Beech, extending the dates which its options expire, at a deal cost of $4mm
- On August 19, 2014, CCG elected not to exercise its option to increase its stake in Copper Beech per the terms of the initial deal
- By November 2014, CCG had entered a new agreement to acquire the remaining stake in 32 properties in cash and stock for $173mm, at a 6.4% cap rate

Transaction Worsened the Balance Sheet

- Copper Beech transaction adds significant additional stress to CCG's already levered balance sheet
  - Pro forma for transaction, CCG had Debt/EBITDA of 15.4x, compared to ACC and EDR of 8.4x and 7.5x, respectively
  - New transaction adds $60.3mm LOC and approximately $140.6mm assumption of Copper Beech debt

Analyst Response to Copper Beech Acquisition

- "CCG announced today it will not exercise its purchase option to acquire additional interests in Copper Beech. While we view not pursuing a dilutive deal as a positive for the stock, we think the uncertainty surrounding CCG's 48% ownership in 37 assets will continue to be an overhang..." – *Bank of America, 8/19/14*

- "…the transaction will likely add significant leverage to CCG's balance sheet." – *Barclays, 11/4/14*

Source: Company filings, Q2 2014 earnings call, CCIM Institute Multi-Housing 2014 Annual Report.

Balance Sheet Mess



Our View: Unsustainable and Irresponsible Capital Structure

- Poor capital allocation decisions have left shareholders with a Balance Sheet with Debt / EBITDA of 15.4x, a meaningful competitive disadvantage to peers

- Significant lack of capital markets expertise on the current Board

- No permanent CFO leadership in place since November 2014

	CCG	ACC	EDR	vs. Peer Ave.
Total Debt / EBITDA	15.4x	8.4x	7.5x	(7.5x)

Dilutive Equity Offerings

- CCG has issued large blocks of new common equity at a meaningful discount to NAV twice since its IPO

- These issuances were highly dilutive to the net real estate value per share

- Campus Crest lowered earnings guidance less than five months after issuing 22.2 million shares raising $261mm

  - 2013 FY AFFO guidance was reduced to a range of $0.80 - $0.82 from a range of $0.82 - $0.88

Issuance Date	Shares Issued	Issuance Price	Consensus NAV	Discount to NAV
6/26/2012	6.5	$10.10	13.11	(30%)
2/28/2013	22.2	$12.25	13.01	(6%)

Source: CapitalIQ and Company filings.

Lavish and Unnecessary Corporate Overhead





Campus Crest SG&A (as % of Sales) is 3x and 2x that of Peers

— CCG — EDR — ACC



Cumulative Compensation to NEOs (Dollars)

	2010	2011	2012	2013
	3,548,100	5,436,467	10,249,054	17,234,920

The Board oversaw compensation packages for Rollins and his management team – Almost $4mm of payments upon their "resignations"

Ted Rollins	CEO	- Final compensation package was $450,000, but received $1,909,084 as part of the Equity Compensation plan in 2013 - Paid a **lump sum** of $2,175,542 upon "resignation"
Donald Bobbitt	CFO	Final compensation package was $320,000, but received $588,219 as part of the Equity Compensation plan in 2013
Robert Dann	COO	- Final compensation package was $360,000, and received $339,431 as part of the Equity Compensation plan in 2013 - Paid a **lump sum** of $20,404 in lieu of annual medical coverage, and a year of salary amortized over 12 months - Was made to return **2014 Maserati Ghibli**, among others
Brian Sharpe	EVP	- Final compensation package was $250,000, and received $278,789 as part of the Equity Compensation plan in 2013 - Paid a total of $1,189,636 over 24 months in lieu of both actual salary and bonus - Was made to return **2013 Tesla Model S,** among others

- Prospectus states that 5 executives get company cars with lease payments up to $12k per year

- Executives had unrestricted use of 2 Pilatus PC-12 turboprop planes in related party transactions, one of which was sold in Q4 2014 for a loss of $1.5mm

Corporate Headquarters Construction Indicative of Spending Priorities



- We believe that the buildout of the corporate headquarters in Charlotte totaled approximately $3mm

Luxurious Reception Areas and Executive Suites





Five Star Amenities





Source: Lam Studios, Inc. website.

CLINTON GROUP

CAMPUS EVOLUTION VILLAGES

Examples of Lavish Corporate Expenditure

"Look, I can tell you this. We were not aware of the Teslas and the Maserati." – ***Rick Kahlbaugh, Q3 2014 Earnings Call***

2013 Tesla S; Property of the Company, used by former EVP



Source: Stock photo, Tesla Motors website.

List price $74,570 to $105,670

2014 Maserati Ghibli; Property of the Company, used by former COO



Source: Stock photo, Maserati website.

List price $69,800 to $77,900

Additional Disclosure on Company Policies for Perquisities

- "Senior officers and management may use our leased aircraft for personal travel, provided that they reimburse us for our incremental cost associated with their actual usage." (CCG's 2014 Proxy Statement)
- "We lease aircraft from two entities in which Ted W. Rollins, our chairman and chief executive officer, and Michael S. Hartnett, our vice chairman of special projects, have indirect minority interests." (CCG's 8-K, March 21, 2014)
- "$1.5 million write off related to a company-owned, non-leased corporate aircraft in 2014." (CCG's Q4 '14 transcript)
- "For each of the years ended December 31, 2013, 2012 and 2011, we incurred travel costs to these entities of approximately $0.2 million." (CCG's 2013 10-K)

Falcon 900 – registered to Campus Crest Devcon LLC



Source: Stock photo, Flightaware.com

Source: Company filings.

Outstanding Litigation



CLINTON GROUP

CAMPUS EVOLUTION VILLAGES

We Believe Outstanding Lawsuits Point to a Negligent and Unresponsive Board and Management Team

Balcony collapse in The Grove Denton

- CCG was named in a lawsuit in Austin, Texas in July 2012 regarding the collapse of a balcony at The Grove Denton
- Three residents fell from their third floor apartment due as a result of the collapse, and are litigating against the company for $20mm in damages
- Reports indicate that the balcony was not anchored into the apartment wall, and that it had no supportive ledger board. Despite that, there were fully functional doors which suggested that residents were able to go out onto the balcony
- The Grove Denton was rushed to completion over the summer in two months[1], and resident surveys indicate that the building was in far from move-in condition when lease-up started
- In response to the incident, the general manager of the property acknowledged that the balcony was a "non-weight bearing structure" but refused to comment on whether that information was included in the lease agreements with residents
- CCG also removed the apartment's Facebook page in response to the barrage of negative comments the next day, and advised residents to not talk about the incident

Racial discrimination, hostile working conditions, and sexual harassment

- In McCormack v Campus Crest, CCG was accused of subjecting female employees to a "sexually hostile and demeaning work environment", where they were constantly exposed to then COO Brian Sharpe's constant tirade of expletives
- In Hughes v Campus Crest, an employee asserted that she faced countless instances of discrimination because of her African-American ethnicity. She also alleged that the Company hires predominantly young, white females because they "had Southern investors" who did not like them to hire African-Americans

Source: Company filings. (1) North Texas Daily .


Management's Goals and Results On Its Own Scorecard

"Our goal as a public REIT is pretty straightforward. We need to maximize our economic occupancy, control our expenses, delever our balance sheet and derisk our business model. We're not student housing developers. We're financials stewards and capital allocators just like all of you. Every dollar we spend, invest or return needs to be viewed in that framework. If we do that well, then we close our value gap and improve our cost of capital."

– Aaron Halfacre, Q2 2014 Earnings Call

Stated Goal	Status as of Q4 2014	Achieved
Maximize economic occupancy	• Q2 '14 same store occupancy of 90.1% • Q4 '14 same store occupancy of 89.1%	Ø
Control expenses	• Q2 '14 SG&A expense of 10.3% • Q4 '14 SG&A expense of 12.5%	Ø
Delever Balance Sheet	• Q2 '14 Debt / LTM EBITDA of 15.1x • Q4 '14 Debt / LTM EBITDA of 15.8x	Ø
Close the value gap	• Stock price 6/30/14 of $8.66 • Stock price 2/13/15 of $7.01	Ø

Source: CapitalIQ and company filings.


Intertwined Relationships among CCG's Fiduciaries

Richard Kahlbaugh
Interim CEO,
Non-Exec Chairman

Ted W. Rollins
Former Chairman and CEO

Ted Rollins served on Fortegra's Board of Directors
Cumulative Compensation: $519,544
Stock Value at Sale: $600,000

Kahlbaugh previously CEO and Chairman of Fortegra
Cumulative Compensation: $3,416,656
Consideration Upon Change of Control: $5,095,236

Kahlbaugh serves on CCG's Board of Directors
Cumulative Compensation: $505,484
Stock Value Today: $197,941

Rollins Family Entities

McCaughan serves on CCG's Board of Directors
Cumulative Compensation: *N/A*
Stock Value Today: $32,970

Multiple Members of Rollins Family serve on Dover Motorsports' BOD
Cumulative Disclosed Compensation: $893,000
Current Value of RMT Trust and Rollins Family Holdings: $36,600,000
Owns 54% of voting rights

James W. McCaughan
Board Member
Former CFO, CCG

Denis L. McGlynn
Board Member
CEO, Dover Motorsports

McGlynn serves on CCG's Board of Directors
Cumulative Compensation: $397,572
Stock Value Today: $212,641

McCaughan previously CFO of Rollins Entities for 20+ years
Cumulative Compensation: ??

Source: Company filings.



In August 2011, Campus Crest's CEO, Ted Rollins', Investment Firm Bid for Rick Kahlbaugh's Company

CLINTON GROUP

CAMPUS EVOLUTION VILLAGES

August 25, 2011

BrandyWine Capital Partners

August 25, 2011

Mr. Ritendra Roy
Executive Director
J.P. Morgan
383 Madison Avenue, 38th Floor
New York, NY 10179

Mr. Matt Palmer
Executive Di…
J.P. Morgan
383 Madison…
New York, N…

Dear Messrs. Roy & Palmer:

Brandywine Capital Partners ("Brandywine," "Purchaser" or "we") is pleased to present this preliminary non-binding indication of interest ("IOI") to acquire 100% of the stock of Fortegra Financial Corporation ("Fortegra" or the "Company"). We are prepared to dedicate significant time and resources to consummate the contemplated transaction on the most expedient basis possible and, to this end, have engaged Raymond James & Associates, Inc. to serve as our financial advisor and DLA Piper to serve as legal counsel.

This proposal has been prepared based solely upon publicly available information and the information Fortegra and its advisors have shared with us to date.

Subject to a satisfactory completion of our final due diligence (as defined in Paragraph 3 below) we propose the following:

1. **Purchase Price and Structure:** Purchaser would purchase 100% of the common stock of Fortegra for a total price of between $13.50 and $14.50 per share, which would represent an aggregate transaction value of approximately $296.3 million to $318.7 million, inclusive of the outstanding options and stock units.
2. **Consideration:** 100% cash, payable at closing.
3. **Due Diligence and Transaction Timetable:** We propose to complete our due diligence within the timeframe allotted and prior to the second round bid as proposed in the schedule provided. Our due diligence would include a review of Fortegra's three principal business segments (Principal Protection, Business Process Outsourcing and Brokerage) and would be comprised of the following:
   - Financial and business due diligence, including review of detailed management operating and financial projections for each of the operating segments and subsidiaries as well as a review of the historical budgets for these segments
   - Accounting and tax diligence, including review of work papers and access to most recently available monthly financial statements and reports

…to acquire 100% of the stock of Fortegra Financial Corporation

…total price of between $13.50 to $14.50 per share

Messrs. Roy and Palmer — 3 — August 25, 2011

7. **Financial & Legal Advisor Contacts:**

Vick Seth
Managing Director
Raymond James
Email: Vick.Seth@raymondjames.com
Phone: 727/567-5599

Gig Palmer
Senior Vice President
Raymond James
Email: Gig.Palmer@raymondjames.com
Phone: 212/672-6831

Mark McHugh
Senior Vice President
Raymond James
Email: Mark.McHugh@raymondjames.com
Phone: 727/567-5578

With Copy to:
Jeffrey Sullivan, Esq.
Partner
DLA Piper LLP (US)
Email: jeffrey.sullivan@dlapiper.com
Phone: 919/786-2003

…ed as an expression of interest in pursuing a possible transaction, …Company or Brandywine and do not include all of the material …presentations, warranties and other provisions that would be …ion.

…rther detail or answer any questions you may have regarding this …ymond James & Associates are at your disposal and can arrange …you deem necessary. We look forward to working with you.

Very truly yours,

BRANDYWINE CAPITAL PARTNERS

Ted W. Rollins
Principal

Signed by Ted W. Rollins, Principal of Brandywine Capital Partners

At the time of the bid by the CEO of Campus Crest, Rick Kahlbaugh was the Lead Independent Director, Chairman of the Nominating and Governance Committees and a member of the Audit Committee of Campus Crest and Chairman and CEO of Fortega

Rick Kahlbaugh would have received $8.4mm to $9mm

Implied Premium at the midpoint is 163% at the trailing one day price,

Fortegra's stock reached a 52 week low on August 16, 2011

Company Policies

"For purposes of this Code, a "conflict of interest" occurs when an individual's private interest interferes, or appears from the perspective of a reasonable person to interfere, in any way, with the interests of the Company as a whole." - *Code of Business Conduct and Ethics of Campus Crest Communities, Inc., 2012*

Re: Outside Business Activity: "..if those activities are likely to take substantial time from or otherwise conflict with such associate's duties and responsibilities of the Company, prior approval should be obtained from the Board," - *Code of Business Conduct and Ethics of Campus Crest Communities, Inc., 2012*

Campus Crest is a Customer of Fortegra

Services are for providing better data entry capabilities and data warehouse improvement

Total contract was $350,000

Campus Crest offers its tenants a program of insurance services and products through Fortega in which it received an upfront payment of $100,00 and fees for each person the Company refer who enrolls in the program. Fees to Fortegra totaled $900,000 for fiscal 2013[1]

(1) CCG's 2014 Proxy statement, page 53.



Other Questions for the Board of Directors



Lauro Gonzalez-Moreno

Appointed to the Board of Directors in April 2013.

Did not stand for election in 2013.

Received $134,400 in compensation from CCG in 2013.

- **No student housing, real estate, or REIT expertise**



Richard Kahlbaugh
Interim CEO, Non-Executive Chairman

2014 Annual Meeting Results:
27% Withheld, Running Unopposed

2013 Annual Meeting Results:
21% Withheld, Running Unopposed
- Fortega provides IT services to Campus Crest
- Fortega provides insurance services to Campus Crest
- Former Campus Crest CEO served on Board of Fortega



James McCaughan

Nominated and elected in 2014 Annual Meeting.

Biography on CCG website omits his role as Campus Crest CFO prior to 2007

Served on executive team of multiple Rollins Family Owned Entities

James McCaughan 3rd
Member of the Board of Directors & Chairman of Audit Committee at Campus Crest
Greater Philadelphia Area | Financial Services

Current: Campus Crest, New Phase Advisory Services
Previous: De Lage Landen, Campus Crest, Julp Run Capital
Education: Saint Joseph's University - Erivan K. Haub School of Business

Connect | Send James InMail

246 connections

www.linkedin.com/pub/james-mccaughan/18/5ba/908

Senior Vice President - Treasurer and Chief Financial Officer
Campus Crest
February 2006 – December 2007 (1 year 11 months) | Charlotte, North Carolina Area
Developer, Builder and Operator of off campus student housing



CAMPUS CREST

Denis McGlynn
CEO and President, Dover Downs

Rollins Family has significant ownership and involvement in Dover Downs' Board of Directors

Names of Nominees

Class III (Term Expires 2014)
Denis McGlynn
Jeffrey W. Rollins

Class II (Term Expires 2016)
Timothy R. Horne

Names of Directors Whose Terms Have Not Expired

Class II (Term Expires 2016)
Patrick J. Bagley

Class I (Term Expires 2015) 1
Henry B. Tippie
R. Randall Rollins
Richard K. Struthers

Names and Addresses of Beneficial Owners	Combined Voting Power of Both Classes
RMT Trust(2) P.O. Box 26557 Austin, TX 78755	39.4% 1
Henry B. Tippie(2) P.O. Box 26557 Austin, TX 78755	57.2%
R. Randall Rollins 2170 Piedmont Road, N Atlanta, GA 30324	12.5%
Jeffrey W. Rollins One Walker's Mill Roac Wilmington, DE 19807	5.7%
Denis McGlynn 1131 N. DuPont Highwa Dover, DE 19901	3.9%
Patrick J. Bagley 1131 N. DuPont Highwa Dover, DE 19901	< 0.1%
Richard K. Struthers 900 Old Kennett Road Greenville, DE 19807	< 0.1%
Timothy R. Horne 1131 N. DuPont Highwa Dover, DE 19901	0.1%
Klaus M. Belohoubek 3505 Silverside Road Plaza Centre Bldg., Suit Wilmington, DE 19810	0.1%
Michael A. Tatoian 1131 N. DuPont Highwa Dover, DE 19901	0.1%

Source: 2014 Dover Downs Proxy. (1) Henry B. Tippie is a trustee of the RMT Trust and has voting and dispositive control over shares held by the RMT Trust pursuant to a voting agreement with R. Randall Rollins and Michele M. Rollins, the other two trustees.

Many Independent Views Agree with Us



Analysts Supportive of Clinton and CEV, while Insiders Acknowledge Underwhelming Corporate Governance

Analyst Commentary

- "CCG's public market existence has been a resounding failure.. However, a number of private operators likely possess the skills to turnaround CCG's operations. One such group, Campus Evolution Villages.." – *Green Street Advisors, 2/16/15*

- "The CEV management team is experienced and highly focused on the "high touch" management required in student housing, and has had success in turning around troubled assets.. We believe this team is best suited to maximize value, it is time (for current management) to step aside" – *Wunderlich Securities, 2/17/15*

- "Clinton Group announced a partnership with Campus Evolution Villages (CEV), providing an opportunity for CCG shareholders to have a management team with a clear focus on student housing operations and providing a built-in acquisition pipeline to grow CCG… current Board and management are in need of changes and we don't believe the Board is sincere in their attempt to sell the company, we believe Clinton Group's alternative is attractive." – *MLV & Co, 2/17/15*

- "Shareholder Clinton Group has partnered with Campus Evolution Villages (CEV) in an effort to reconstruct the board of directors, and fill the current executive management void at CCG with CEV leadership (Andrew Stark and Evan Denner, the CEO and CIO of CEV, respectively)." – *Barclays, 2/26/15*

Analyst Ratings

Rating	No. of Ratings	Avg Target Price	Premium / Discount
Buy	1	8.25	7.70%
Neutral	4	7.67	0.09%
Sell	1	-	-

Management Acknowledges Lacking Corporate Governance

- If you look at any one of your guy's metrics, our corporate governance score sucks..." – *Aaron Halfacre, Q2'14 Earnings Call*

- "Candidly, many of you said don't even bother. You question management's ability to change, and you noted how they were tone-deaf to investors. On the surface, I couldn't really disagree." – *Aaron Halfacre, Q2 '14 Earnings Call*

- "We were not aware of the Teslas and the Maserati. We were very disturbed when we heard that… The utilization of aircraft is an expense that we believe got out of control" – *Richard Kahlbaugh, Q3 '14 Earnings Call*

Note: Rick Kahlbaugh served as a member of CCG's compensation committee.

Current Board Has Purchased Only $8,846 of CCG Stock Since the IPO

- Open market stock purchases by the current Board total only $8,846 vs. our nominees have already purchased over $150,000 of CCG stock in the open market

- Board compensation has increased 70% since 2010 – yet the stock is down 44% since the IPO in 2010

- Campus Evolution Villages executives have committed to purchasing Campus Crest Stock once installed as management

The Current Board's Open Market Share Purchases vs. Declining CCG Stock Price



Cumulative Board Compensation of $2,072,768 vs. Total Open Market Stock Purchases of $8,846



Where Has the Board Oversight Been?



Key Strategic Questions	Campus Crest Strategic Repositioning, Page 8 (11/4/14)

Key Strategic Questions

- Heavy board involvement in creation of investment strategy

  - **How did the Company operate previously?**

  - **Why has nobody on the Board resigned?**

  - **Status of CEO search?**

- Reconstituted investment committee

  - **How has this changed since November?**

  - **Who served on the previous committee?**

- Hired CIO and President to execute investment strategy and oversee all transactions

  - **What relevant qualifications does the current executive team have?**

Campus Crest Strategic Repositioning, Page 8 (11/4/14)

Reinforcing Investment Discipline

- Improved investment process
  - Heavy Board of Directors involvement in the creation of investment strategy
  - Reconstituted formal investment committee to analyze strategy and ensure accountability
  - Hired CIO to execute investment strategy, coordinate process and oversee all transactions

- Focused on capital stewardship
  - Allocation decisions weigh best course of action to ensure effective capital deployment
  - Decision analysis looks at all options – debt retirement, asset sales/purchases, capital improvements, return of capital, share repurchases

- Establishing a portfolio management framework
  - Formal review process to evaluate portfolio performance and market exposure
  - Data-driven approach to analyze transaction cap rates, supply trends, university enrollment dynamics and market fundamentals
  - Dynamic hold/sell list that reflects operational input, market data, cap-ex analysis and projected return requirements

8

CAMPUS CREST

"Why hasn't there been anybody from the Board that's resigned? Like I'm just shocked at the fact – I mean, Rick oversaw the Montreal transaction as Chairman of the Board or is the Lead Independent. He was up in Montreal with management, negotiating that deal that's been an absolute failure. Why hasn't anyone from the Board come off?"
– Michael Jason Bilerman, Citigroup, Q4 2014 Earnings Call





Campus Evolution Villages - Mission Statement





CLINTON GROUP

CAMPUS EVOLUTION VILLAGES
Campus Evolution Villages' mission is to consistently deliver a superior experience through our singularly focused student housing management team. We create unique student lifestyle platforms and exceptional living-learning communities for our students, parents, universities and investors. Our team is dedicated to pursuing excellence everyday.

- Campus Evolution Villages – A New "BRAND" of Student Housing Company
- CEV's Philosophy:
  - More than heads-in-beds, deliver an experience to all constituents (residents, parents and universities)
  - Make a positive impact on our residents every day
  - From first meeting to move-out day – "Hug the Customer"
  - Anyone can provide housing, Campus Evolution Villages creates a lifestyle experience from senior executives to our Community Ambassadors



Our View: We Can Provide the Total Solution



Corporate Vision: To make Campus Crest a Dominant Player in the Student Housing Industry

C-Suite Executives and a Board with Significant and Proven Student Housing and Real Estate Experience

Cohesive, Plug and Play Scalable Student Housing Management Team with Hands-On Operating Experience and Know How

Significant Corporate and Asset Turnaround Expertise

Strong Brand Recognition and Acceptance Among Residents, Parents and University Stakeholders

Executives with History of Building "Experiential" Brands

Student-Centric Approach to Student Housing

Many Years of Ground Up Real Estate Development Expertise

Strong Capital Markets Experience and Relationships

Public Company Experience

Track Record of Raising Equity and Debt Financing

Immediate Revenue Creation from Takeover of CEV's 22 Existing Management Contracts

Forward Pipeline of Assets for Campus Crest to Acquire

We Are Prepared to Take Action to Fix Campus Crest



The Principals of Campus Evolution Are Excited About the Opportunity at Campus Crest



Andrew Stark
CEO, Campus Evolution Villages
Former Managing Director, Cantor Fitzgerald
Instrumental at Inception of American Campus Communities
(NYSE: ACC)
Former President Northeast and Mid-Atlantic Regions, WCI
Communities



Evan Denner
Chief Investment Officer, Campus Evolution Villages
Former Senior Managing Director and CIO, Merchant Banking Cantor Fitzgerald
Former Deputy CEO of Hypo Real Estate Capital Corporation
Former CEO, Quadra Realty Tryst

Our Four Director Nominees Will Assist in Strategy and Ensure Sound Corporate Governance



Scott Arnold
Senior Portfolio Manager,
Clinton Group



Randall H. Brown
Former CFO, Education
Realty Trust



William A. Finelli
Former President,
BlackRock Realty
Advisors



Raymond C. Mikulich
Former Head of Apollo
Global Real Estate Private
Equity



Plug and Play Executives and Senior Management Team



Andrew Stark

- Over 25 years of hands-on real estate experience and a veteran in the student housing business
- Lead Campus Evolution Villages, a change agent and leader in the student housing sector, from infancy to approximately 10,000 beds

- As a Senior Managing Director of Halpern Enterprises, was instrumental in launch of American Campus Communities (NYSE: ACC)
- Has lead the development of approximately 3,000 residential units, secured financing for more than $500mm+ in development projects, and completed two sales/capitalizations as COO of Spectrum Communities and President NEUS & Mid-Atlantic Regions, WCI Communities
- As the COO of Spectrum Communities, helped lead residential developer/builder from $20mm to more than $235mm in annual revenues
- Managing Director of Cantor Fitzgerald & Co.



Evan Denner

- Lead Campus Evolution Villages, a change agent and leader in the student housing sector, from infancy to approximately 10,000 beds
- Previously a Senior Managing Director and CIO of Merchant Banking at Cantor Fitzgerald & Co. where he focused on corporate acquisitions and integration

- As Deputy CEO of Hypo Real Estate Capital Corporation (HRECC), a subsidiary of Hypo Real Estate Group, was instrumental in expanding Hypo's balance sheet from approximately $2bn to $14bn and increasing revenues from approximately $80mm to $250mm
- Instrumental in launching Quadra Realty Trust (NYSE: QRR) and serving as its Chief Executive Officer and Director; raising $375mm; externally managed by Hypo

Senior executive team with long track record operating management intensive real estate businesses	**Own/manage approximately 10,000 beds at 20 universities in markets similar to Campus Crest**	**Senior management with over 25 years of true "in the weeds" student housing experience**

Hands-on student housing operating experience and know-how	**Approximately 250 employees across the country**

Plug and play management team

Our Vision: Pro Forma for a Refreshed Board

CLINTON GROUP

CAMPUS EVOLUTION VILLAGES

- The Board of Directors is reconstituted with Clinton Group's nominees and two existing Board Members
- The Company hires Andrew Stark and Evan Denner as Chief Executive Officer and President/Chief Operating Officer, respectively
- The Management Company of Campus Evolution Villages is purchased by the Company in an arms-length, fair market value transaction
  - Assets include intellectual property, infrastructure, management systems and the assignment of existing management contracts
  - Purchase price is less than $10mm
  - Campus Crest creates a taxable REIT subsidiary, if necessary
  - Campus Crest would receive a call option to purchase managed real estate owned by affiliates of Campus Evolution Villages


Shareholders
Clinton Group Board Nominees
Two Existing Board Members
Andrew Stark, CEO
Evan Denner, President and COO
CAMPUS CREST
CAMPUS EVOLUTION VILLAGES
Management Company
Option to Buy
Owned by Affiliates
STUDENT HOUSING
STUDENT HOUSING
STUDENT HOUSING

Campus Evolution Villages - A Snapshot



- Founded in 2011 by Evan Denner and Andrew Stark

  – Stark had been involved in student housing business at its infancy as part of team that worked with ACC prior to IPO

  – Denner has significant capital markets experience, corporate acquisition experience, and public market experience

- Experience running operational and people intensive businesses

- Principals emerged in student housing business, day to day management and "each dollar counts management" philosophy

- Saw opportunity in fragmented real estate sector to be a change agent

- Experiential student housing company aimed at providing a lifestyle for all constituents (residents, parents and universities)

- Seek to create strong relationships with residents, parents, and universities that provide a flow of new and renewal residents yielding greater revenue, occupancy, fewer concessions



- Approximately 250 employees across the country

  – Leasing, marketing, TURN, asset management, accounting and finance, human resources

  – Our leasing and marketing and TURN policies and procedures and systems in place are strong in our view

Campus Evolution: Superior Operating Metrics vs. Campus Crest



- We believe Campus Evolution Villages' operating metrics are meaningfully superior to those of Campus Crest

- We believe CEV's highly experienced management team with proven track record of turning around underperforming properties is the best option to evolve Campus Crest

  - Examples of CEV's bad debt improvement on two turnaround assets: 226 bps and 776 bps year over year

  - Reduction of concessions by over 50% in first year of ownership post acquisition

- Campus Evolution Villages has what we view as the expertise, the know-how, a proven playbook and processes to make Campus Crest a dominant player in student housing

	Campus Crest	Campus Evolution Villages	Advantage?
2015/2016 Preleasing Y/Y Impovement	1%	11%	**Campus Evolution Villages**
2014 Revenue Growth Y/Y	(25%)	5%	**Campus Evolution Villages**
2014 Same Store NOI Growth	(8%)	11%	**Campus Evolution Villages**
2014 TURN Expenses Growth Y/Y	?	(8%)	**Campus Evolution Villages**
Fall 2014 Occupancy	90%	95%	**Campus Evolution Villages**
Y/Y Improvement	*(2%)*	*2%*	**Campus Evolution Villages**
Metrics at Underperforming Properties TURNed by CEV			
Asset 1: Bad Debt Improvement	?	776 bps	**Campus Evolution Villages**
Asset 2: Bad Debt Improvement	?	226 bps	**Campus Evolution Villages**
Reduction of Concessions in Yr 1	?	Over 50%	**Campus Evolution Villages**

Note: Campus Evolution Villages '15/'16 preleasing data as of as of 2/28/15. Turnaround metrics as of '13/'14 school year

Campus Evolution: Case Studies

 

924 Bed Property

Background / Initiatives

- Purchased the property in December 2012 at 82% occupancy

- Replaced the entire on-site management team

- Brought in CEV "SWAT" team to implement CEV high touch student-centric philosophy

- Implemented more stringent leasing procedures, limited renewal opportunity in order to remove undesirable tenant base

- Invested $2.7mm in capital upgrades including redesigning and renovating the clubhouse, café, all amenities and unit renovations

Result

- Increased occupancy to 94% in 2014/15

- Reduced concessions from over $483,000 in the 2012/13 school year to less than $40,000 in the 2013/14 year and further reduced to $15,000 in 2014/15

- Reduced bad debt from over 8.5% to less than 2.0%

- Successfully turned asset around from what was a sub-performing property with high vacancy and undesirable tenants

- We believe CEV has improved the reputation in the market

 

674 Bed Property

Background / Initiatives

- Originally managed asset on behalf of a third party client and subsequently purchased it in an off-market transaction in July 2013

- Replaced on-site management team for 3rd party owner

- Changed tenant base

- Significantly improved property reputation

- Prior to acquisition, implemented a focused $1.5mm capital improvement plan

- We believe we have established strong university relationships

Result

- As 3rd party property manager, increased occupancy from 60% to 88% for the 2012/13 school year

- After acquiring the property, successfully increased occupancy to 94% with 6% rent growth

- Expanded presence in the area by acquiring a distressed asset adjacent to the existing property in May 2014

- Rebranded to Campus Evolutions Villages and provided Campus Evolution Villages' fully amenitized community experience to all residents

Plug and Play Executives

CLINTON GROUP
CAMPUS EVOLUTION VILLAGES

- Management team experienced in leasing, day-to-day operations management
- Strong brand culture and philosophy in place
  - Consistent messaging to all constituents (residents, parents and universities)
    - We believe this drives revenue, occupancy, minimizes concessions, increased NOI
- Operating procedures to ensure brand consistency across properties
  - Corporate playbook
  - On-going BRAND training through various proprietary programs
  - Leasing and marketing drivers
  - Disciplined TURN processes
- Strive for best-in-class corporate policies, processes, procedures and controls, systems; strong relationships and working history with universities, advisors, brokers and lenders
- Endeavor to build out best-in-class digital and social marketing team
  - Allows company to communicate with demographic in many unique platforms/languages
  - 24/7 policing of social media to drive best constituent experience
  - Seek to provide consistency across all brand messaging
- Private equity, financial management, REIT and real estate investing/operating expertise


THE PLAYBOOK
I AM IN EVOLUTION
I AM IN EVOLUTION


LIVE Big


Moving to Campus Evolution was one of the best decisions I've made. So happy to call it my home
from Morgantown, WV
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Campus Evolution Villages - Management Philosophy

Campus Evolution Villages Employees



- <u>Most important asset is employees</u>

- Empower employees to do their jobs

- Provide employees with knowledge and ongoing education

- Provide tools, policies, procedure guidelines to allow employees to problem solve within corporate guidelines

- Get buy-in for the common cause to ensure that everyone "rows" in the same direction

- Create brand advocates that believe in the greater corporate mission

- Consistent and open two-way communication

- If we ask them to do something make sure <u>we</u> know how to do it and be willing to do it <u>ourselves</u>

- Provide upward mobility and opportunity for professional and personal growth

We Strive to Address the Desires of Stakeholders: Students, Parents and Universities

Students



- Well-Maintained, Fully Furnished apartments – "home away from home"
- Proximity to Campus
- Activity Programs and Supportive Community Life
- Assist Residents Achieve Their Aspirations
- Great Amenities – Fitness Centers, Computer Lounges, Resort-Style Pools, BBQ Grills, Game Rooms, Shuttle Buses, High-Speed Internet, WiFi





Parents

- All-Inclusive Rates
- Proximity to Campus
- Commitment to Security and Safety
- Trained resident life staff on hand to address our residents' needs
- Individual by-the-bed leasing

Universities

- Strong Relationships with Housing, Student Affairs and Foreign Student Offices
- Focus on Creating a Supportive Living Learning Community – a balanced social environment
- Commitment to Security and Safety

Immediate Operating Focus

Implementation of Leasing and Marketing Program

- University outreach (presidents, deans, housing, ESL, athletics, clubs, university organizations)
- Full implementation of on-line leasing program
- Hiring/Training of Community Ambassadors
- Implementation of CRM and analytic platforms
- Community outreach
  - Prospective local vendor marketing partners
  - Local tastemakers and trendsetters
- Digital and print advertising campaigns
- Lease, lease, lease to stabilize assets going into ‘15/’16 school year

Implementation of Daily Work-Order Program

- Commence path toward property level operating stabilization
- Significantly reduce repair and maintenance costs


Campus Evolution Villages Tuscaloosa
February 3 · Tuscaloosa, AL ·
I love it here at Campus Evolution Villages. My time here has been fantastic. The environment is great and the people are so friendly. Come get a place and join the welcoming community.
Unlike · Comment · Share · Hootlet · 2

Top Down and Bottom Up Personnel Review

- Review and implement industry standard and best in class employee staffing structure
- Right person – right seat
- Compensation review
- Retain. Train. Grow.
  - Immersion in Campus Evolution Villages’ brand philosophy
  - Create accountability at all levels
  - “Hug Our Customer” (our employees—who then hug our residents and their parents) and show a path to career and personal growth

Immediate Operating Focus (continued)

Asset by Asset Review

- Physical plant
- Competitive place in the market
- Proximity to campus
- Status of university relationships
- Deferred maintenance / capital improvement plan
- Value proposition in market

- Composition of residents
- Knowledge and ability of property management
- Overall market status vs peers
- Preleasing figures vs concessions provided
- Security reviews

- Revenue growth analysis
- Cost containment analysis
- NOI growth analysis

Asset Analysis and Plan

- **Green:** Assets projected for long-term hold
- **Yellow:** Value-add assets that need "heavy lifting" and time to stabilize
  o Consider alternative ownership structures to rehabilitate balance sheet with eye toward retaining forward pipeline while maintaining management and operating control
- **Red:** Assets are not core to the Company's stability and growth
  o Intended to be packaged and sold



Import and Execute our "TURN" Strategy

- Centralized budgeting and processing to save costs
- Critical to secure experienced, insured vendors at appropriate price point who are qualified to meet the tight deadlines of TURN

- Months of lead-time preparation
- Order long lead supplies and material to save costs
- Training of on-site management "measure 3 times – cut once"
- Commence cost savings program

Immediate Operating Focus (continued)

Reduction in Corporate Expenses

- Recognize savings from personnel consolidation
- Implement cost controls, policies, and procedures at both corporate and property level
- Centralized purchasing

- Create and implement centralized systems
- Trim all "luxury" fat such as multiple planes, automobiles, and any other lavish perks
- Eliminate and prevent expensive office build-outs, software development

Integration

- Apply best practices across organizations
- Systems
- People
- Overall philosophy and corporate culture



Change Corporate Culture and Create Brand Identity

- Change the Corporate Culture
- Analysis of brand market position
- Review cost benefit of brand/ strategy
- Rehabilitation of brand identity
- Employee training and retention



Restoration of Growth Profile

Our Group Has A Plan to Restore the Growth Profile of the Company

- Growth will return as a priority to the Company upon our Group's stabilization of the business
- Potential acquisition of Campus Evolution's Management Company
  - Would add over 10,000 beds to bed count
  - Would create immediate revenue pick-up from 22 management contracts
- Option on Campus Evolution Villages owned assets
- Thoughtful approach and experience in bringing/securing capital to transact via off-balance sheet vehicle to develop and retain forward pipeline of acquisitions
  - Land to be held for development assets
  - Sub-performing assets to be stabilized
  - Future acquisitions
- Campus Evolution Villages has raised $125mm in equity capital since inception
- Plan to rehabilitate the balance sheet in the near-term
- Provide expertise and knowledge to both corporate and property level management
  - Stability expected to keep critical personnel in their seats
  - Through knowledge delivery, empower employees
- We believe the market will reprice the Company's common stock to a growth driven multiple

Option to Buy Campus Evolution Villages Owned Assets


Option to Buy
Campus Crest
Campus Evolution Villages

Potential for Funded JV to Incubate Pipeline


Investors
Campus Crest
Campus Evolution Villages
Managed
Joint Venture
Student Housing
Student Housing

Untangling the Balance Sheet Mess

Our Group Has A Plan to Rehabilitate the Balance Sheet

- Our Group would seek to bring capital partners to the table to monetize underutilized and undeveloped assets to raise cash and reduce debt
  - Campus Crest can retain the management contracts of the divested assets if desired
  - Campus Crest would receive a call option to buy the divested assets at a later date upon stabilization
- Post asset review, the management team expects to recommend a process to package a group of under performing assets and sell them to take in cash, reduce debt and eliminate ongoing operating losses

Create Rehabilitation JV for Troubled Properties


Investors
Cash
CAMPUS CREST
CAMPUS EVOLUTION VILLAGES
Managed
Joint Venture
Option to Buy
STUDENT HOUSING

Package and Sell Underperforming Properties


Buyers
Cash
CAMPUS CREST
CAMPUS EVOLUTION VILLAGES
STUDENT HOUSING
STUDENT HOUSING

JV Buys Remaining Available Land Parcels


Investors
Cash
CAMPUS CREST
CAMPUS EVOLUTION VILLAGES
Managed
Joint Venture
Option to Buy

Critical Timing is Now



We are Confident that Our Group Is Equipped to Take On the Challenges Today

- Preleasing season moving on without what we view as proper management and know-how to maximize leasing while minimizing concessions and avoid filling beds with the wrong residents

- We believe the management team needs to establish / fix broken university relationships to drive leasing and reduce concessions and thus drive NOI

- TURN season is around the corner

  – TURN is an all year process culminating in two weeks in August

  – Failure now not only effects the next academic school year but can have lingering effects for years

- There is no permanent CEO today, and we believe the operating situation is untenable

  – Neither Rick Kahlbaugh nor Aaron Halfacre have ever run a student housing REIT or any real estate operating business

  – No COO and no permanent CFO in place

Recent Management Departures (Departure Date)

- Ted Rollins, Former Chief Executive Officer (10/27/2014)
- Donald Bobbitt, Former Chief Financial Officer (10/27/2014)
- Angel Herrera, Former Chief Operating Officer (February 2015)
- Robert Dann, Formerly Chief Operating Officer (10/1/2014)
- Brian Sharpe, Formerly Chief Construction Officer (10/1/2014)

"…so it wasn't a matter of us knowing how to create a student housing product. It wasn't a matter of us knowing how to deliver a student housing residential experience. It wasn't about being able to lease. But it was really about broader business items"

– Aaron Halfacre, SNL 11/5/14


100+ Day Plan – Ensuring Progress and a Seamless Handoff

May 2015

M	T	W	T	F
27	28	29	30	1
4	5	6	7	8
11	12	13	14	**15**
18	19	20	**21**	22
25	26	27	28	29
1	2	3	4	5

June 2015

M	T	W	T	F
1	2	3	4	5
8	9	**10**	11	12
15	16	17	18	19
22	23	24	25	26
29	30	1	2	3

July 2015

M	T	W	T	F
29	30	1	2	3
6	7	8	9	**10**
13	14	15	16	17
20	21	22	23	24
27	28	29	30	31

August 2015

M	T	W	T	F
27	28	29	30	31
3	4	5	6	7
10	11	12	13	**14**
17	18	19	20	21
24	25	26	27	28

On May 15

- Newly constituted Board of Directors is elected
- Appoint new Chairman
- Appoint directors to specific committee roles
- Establish transition team with outgoing Board members (if they will cooperate)
- Establish Special Committee to evaluate Campus Evolution Villages transactions

By May 21

- Consummate Campus Evolution Villages transaction
- Secure fairness opinion on transaction
- Hire Andrew Stark as CEO and Evan Denner as President and COO

May 25

- Launch aggressive leasing strategy
- CEO and President/COO to meet with existing executive management team
- Hold company-wide meeting to introduce new executives and outline short and mid-term goals

By June 10

- CEO / President have met with all senior and key members of management
- Formal conference call with regional and general managers to commence interim leasing and marketing program
- Meet external auditors
- Meet with corporate lenders and other lending constituents
- Meet with JV partners
- Finalize integration plan
- Roll-out CEV TURN manual and commence integration of TURN procedures (INTERIM)
- Commence asset by asset review
- Commence top down and bottom up employee reviews and comp structure
- Commence personnel and systems integration review process
- Commence review of corporate and property level policies and procedures
- Commence review of all corporate and property level contracts; start to develop cost savings plan
- Commence university outreach program
- Commence hiring program for 2015/16 community ambassadors

By July 10

- Commence cost analysis study on rebranding the company to a single brand
- Hire PR firm
- Implement daily reporting for work order tracking, leasing and daily traffic, Google analytics, CRM lead generation

By August 14

- Focus on completing physical TURN and move-in
- Focus on completing 2015/16 leasing
- Implement CEV's corporate policies and procedures
- Meet with analysts
- Meet with significant shareholders
- Implement daily reporting

By September 30

- Finish asset by asset reviews
- Identify assets for sale
- Finish personnel and corporate structure review
- Complete phase one of integration plan

By September 30

- Commence roll out of full leasing and TURN systems
- Implement best in class property level policies and procedures
- Implement preleasing strategy (and kick-off preleasing) for 2015/16 academic year

By October 30

- Complete web site integration
- Roll-out social media strategy and communications to all constituents and the public in general
- Roll-out of corporate playbook, culture guidelines and operating procedures

By November 20

- Commence asset sales process
- Complete IT systems integration study
- Complete integration plan





A Recap of the Company's Current Plan

- On November 4, 2014, Campus Crest disclosed the following turnaround plan at the NAREIT conference

Near Term Next Steps

1. Identify assets for disposition
   - Culling underperforming assets and creating liquidity following a thorough review process

2. Continue to reduce costs
   - Establish a lean operating model to capture meaningful cost savings in G&A and operations

3. Solidify earnings outlook
   - Overhaul financial planning and analysis process to provide reliable and credible forecasting

4. Adjust dividend payout
   - Announce a sustainable dividend policy based upon rigorous analysis of improved forecasts

5. Strengthen our balance sheet
   - Improve liquidity and reduce debt through asset sales, cost savings and a reduced dividend

6. Focus on operational excellence
   - Improve occupancy and expand profit margin through organizational and process enhancements

7. Enhance corporate governance
   - Addition of REIT-experienced independent directors, revamping executive compensation, increasing BoD meeting frequency and other necessary enhancements as determined by the Board and Management

10



Our Observations

How credible is a promise of enhanced corporate governance?

At the time this was composed, was there no desire to institute a CEO with student housing experience?

Who has student housing and real estate experience to oversee review process and operate the business?

Nothing on leasing?

How can the Company improve processes with no relevant experience?

Curiously, there is no mention of exploring strategic alternatives

We are fearful that the Board of Directors may elect or has elected to solicit a PIPE investment from a financial sponsor to "solidify" its control

We Believe the Board's Actions Have Continued to Destroy Value



CLINTON GROUP

CAMPUS EVOLUTION VILLAGES

Stated Intent	Board Action/Results to Date	Our Group's Observations
Enhance Corporate Governance • Addition of REIT-experienced independent directors • Revamping executive compensation • Increasing BoD meeting frequency	• CCG hired Korn Ferry to search for REIT-experienced directors • CCG hired FPL Associates for to search for REIT-experienced directors and executive officers	• No directors have been added • Korn Ferry and FPL were only hired after Clinton Group went public with its notice to nominate directors • ***How do you get qualified independents to join Board when there is no management team and the Company is selling itself?*** • ***How does a search take more than 5 months?***
Enhance Corporate Governance • Other necessary enhancements as determined by the Board and Management	• Promotion of Kahlbaugh to Executive Chairman and Interim CEO then back to Non Executive Chairman • Promotion of Halfacre to President • Angel Herrera, COO, resigns on February 20	• Interim CEO with no relevant student housing or operating real estate experience • Current President has no relevant student housing or real estate operating expertise • No permanent CFO contributes to untimeliness of 2014 10-K filing • ***Why promote an individual to President if Company is for sale?*** • ***CCG is in the midst of attempting an operational turnaround with executives lacking student housing expertise***

We Believe the Board's Actions Have Continued to Destroy Value



Stated Intent	Board Action/Results to Date	Our Group's Observations
Focus on Operational Excellence • Improve occupancy and expand profit margin through organizational and process enhancements	• Q4 2014 FFO results were $0.05 per share versus consensus of $0.14 per share • We believe 2015 guidance incorporates minimal operational improvement	• Management does not have the experience or a plan to turn around the Company's operations • Performance under Kahlbaugh/Halfacre continues to lag peers
Strengthen our Balance Sheet • Improve liquidity and reduce debt through asset sales, cost savings and a reduced dividend	• Sold owned aircraft for net proceeds of $3.9mm • Net proceeds of $28.4mm from land sales • Wrote off corporate assets of $7.3mmm • Wrote off investment in two assets in Montreal of $3.7mm • Incurred severance payments of $5.4mm • $1.2mm cash dividend payment to Copper Beech • Transaction related expenses of $2mm related to Copper Beech • $2mm impairment from Toledo	• Positive inflows are overwhelmed by negative outflows and leakages • Balance sheet is in a much more precarious position today • Potential acquirers of land know they are buying from a Company undergoing a strategic transformation and management transition – shifts the leverage to potential acquirers • ***With the right financing partners, CCG could have placed the land in an owned JV, incubated for a future pipeline***

We Believe the Board's Actions Have Continued to Destroy Value



Stated Intent	Board Action/Results to Date	Our Group's Observations
Adjust Dividend Policy • Announce a sustainable dividend policy based upon rigorous analysis of improved forecasts	• Reduced dividend by 45%	• Payout ratio is still greater than 100% • *Did CCG cut the dividend enough?* • *Did they purposely not cut enough to improve their position in the proxy contest?*
Solidify Earnings Outlook • Overhaul financial planning and analysis process to provide reliable and credible forecasting	• Q4 2014 FFO results were $0.05 per share versus consensus of $0.14 per share	• The Company did not provide FFO guidance for 2015 • *Management has not stabilized its cost structure to accurately predict profitability*
Continue to Reduce Costs • Establish a lean operating model to capture meaningful cost savings in G&A and operations	• 2014 G&A excluding capitalized G&A for construction and development was $17.4mm • Apples to apples, 2015 Outlook for G&A is $18mm to $23mm before additional executive expense	• G&A expenses are projected to be up year over year • *This seems like more of the same* • *Why can't they get G&A expenses in line?*

We Believe the Board's Actions Have Continued to Destroy Value

CLINTON GROUP

CAMPUS EVOLUTION VILLAGES

After the resignations of Ted Rollins and Donnie Bobbitt, the current Board of Directors has free reign of the Company

Stated Intent

Identify Assets for Disposition

- Culling underperforming assets and creating liquidity following a thorough review process



Board Action to Date

- Discontinued internal construction and development program
- Net proceeds of $28.4mm from land sales
- Paid all in 6.4% cap rate for Copper Beech



Our Group's Observations

- Only student housing REIT we are aware of to stop development
- Potential acquirers of land know they are buying from a Company undergoing a strategic transformation and management transition – shifts the leverage to potential acquirers
- Painted into a corner on Copper Beech and was forced to close putting the balance sheet in a worse position
- ***What is the rationale for selling undeveloped parcels of land while the Company is selling itself?***

In the Meantime, Who is Running the Company?

"Yes, I do plan to stay involved and I am sorry if I was not clear about that issue. The BOD would like me to serve as the permanent Chair and CEO for the next 5 or so years. After that, I am riding off into the sunset."
- Rick Kahlbaugh, Email, January 11, 2015

Q4 2014 Earnings Call, Prepared Remarks
"The management that I work with daily possess over 100 years of student housing experience and 125 years of realty experience." *- Aaron Halfacre*

Q4 2014 Earnings Call, Q&A Session
"..what's the student housing experience on the executive team standout today?" -
Ryan Meliker, MLV & Co. LLC
"It is an obvious question, Ryan. I think you know that answer."
-    *Aaron Halfacre*

"And then, so, Richard is not on the call currently*?" – Michael Bilerman, Citigroup*
"Rick is not on this call." *– Aaron Halfacre*

Existing Executive Leadership



Insurance

Investor Relations



Richard Kahlbaugh
Interim CEO
Non-Executive Chairman

Aaron Halfacre
President

From: Rick Kahlbaugh <rkahlbaugh@fortegra.com>
Sent: Sunday, January 11, 2015 6:46 PM
To: Andrew Stark
Subject: Re: Follow-up

Andrew

Thanks for the note. We were happy to meet with you and Evan. I am very busy this week. I may have time Thursday or Friday. Unfortunately, I will not know for a few days. Yes, I do plan to stay involved and I am sorry if I was not clear about that issue. The BOD would like me to serve as the permanent Chair and CEO for the next 5 or so years. After that, I am riding off into the sunset. But I have a great deal of work to do and would like to find a way to build out the team in an efficient manner. Your proposal is certainly one option.

I will let you know when I know my travel schedule.

Rick

Plan to Execute – Existing Team





Improving Operations	Restoring Growth

- Implemented improvement in both hiring and training the property level staff

- Proactive approach to identifying a pipeline of qualified candidates

- Created operational excellence group

- Begun best practice review of Copper Beech

- Conducting property by property assessment

"…so it wasn't a matter of us knowing how to create a student housing product. It wasn't a matter of us knowing how to deliver a student housing residential experience. It wasn't about being able to lease. But it was really about broader business items."

- Aaron Halfacre, Q2 Earnings Call

Plan to Execute – Our Prospective Team





Improving Operations

↑ Implement leasing and marketing program
- University outreach/ community outreach
- Full implementation of online leasing
- Adopt CRM and analytical platforms

↑ Implement daily work order program
- Commence path to property level stabilization
- Reduce repair and maintenance costs

↑ Top down and bottom up personnel review
- Adopt best in class staffing standards

↑ Asset by asset review
- Property repair and maintenance

↑ Asset analysis and rehabilitation plan
- Red, Yellow, Green Asset Analysis

↑ Import and execute the Campus Evolution Villages "TURN" Strategy
- Centralized budgeting

↑ Significant reduction in corporate expenses
- Strict cost control policies and procedures
- Trim the fat and act like owners

↑ Integration of brands

↑ Change the culture and belief

Restoring Growth

↑ Current acquisition of Campus Evolution's Management Company
- Adds over 10,000 beds
- Immediate revenue increase from 22 management contracts

↑ Call option on Campus Evolution Villages owned assets

↑ Thoughtful approach and ability to bring/secure capital to transact off balance sheet with an eye to retaining a forward pipeline
- Land, held for development
- Sub-performing assets
- Future acquisitions

↑ Proven ability to raise equity capital

↑ Plan to rehabilitate balance sheet in the near-term, and bring relationship lenders in the tent



Chairman Rick Kahlbaugh – The Fortegra Experience

CLINTON GROUP

CAMPUS EVOLUTION VILLAGES

Rick Led Fortegra Down a Very Similar Path – Ultimate Demise Was Sale to Tiptree Financial

	CAMPUS CREST	Fortegra Financial
Role IPO - Present	• Lead Independent Director • Executive Chairman and Interim CEO • Currently Non-Executive Chairman?	• Chairman, CEO
Stock Price Performance: IPO - Present	• IPO Price (10/10): $12.50 per share • Since its IPO, CCG has traded down (44%), or a CAGR of (13%) • Kahlbaugh unable to reverse this downward trend since appointed interim CEO	• IPO Price (12/10): $11.00 per share • By August 2014 prior to the sale to Tiptree, Fortegra traded down to $7.02 per share or down (36%), or a CAGR of (12%)
End Result	• Stock currently trading at $7.01 per share	• Fortegra acquired by Tiptree for $10.00 per share, a 9% discount to its IPO price

Uncertainty in the Company's Executive Suite

- Despite serving as full time CEO of Fortegra Financial and possessing zero student housing experience, in November 2014, Rick Kahlbaugh was appointed Interim CEO and Executive Chairman in charge of Campus Crest's turnaround
- As of the Q4 2014 earnings call, we are not sure what Rick Kahlbaugh's title and duties are
- After "resignations" and terminations, Aaron Halfacre is the sole permanent named executive officer

"Before, I had a little bit of time that was my own. Now I have none…That's the one thing I didn't anticipate."

– Rick Kahlbaugh, The Florida Times 2/26/11

Source: Bloomberg.
Note: Campus Crest's stock price as of February 13, 2015, and stock price performance reflected for the period ended February 13, 2015, the day prior to Clinton Group's disclosure of its current plan for the upcoming proxy contest.

Executive Team Comparison



CLINTON GROUP

CAMPUS EVOLUTION VILLAGES

The Broader Campus Evolution Team Has Deep Student Housing, Real Estate Operating and Capital Markets Experience

	Campus Evolution Team		Current Campus Crest Team	
	Andrew Stark	**Evan Denner**	**Richard Kahlbaugh**	**Aaron Halfacre**
Professional Background	• CEO, Campus Evolution Villages • Former Managing Director, Cantor Fitzgerald • Instrumental at Inception of American Campus Communities • Former President Northeast Atlantic Region, WCI Communities	• Chief Investment Officer, Campus Evolution Villages • Former Senior Managing Director and CIO, Merchant Banking Cantor Fitzgerald • Former Deputy CEO of Hypo Real Estate Capital Corporation • Former CEO, Quadra Realty Trust	• Interim CEO, Chairman Campus Crest • Chairman and CEO, Fortegra Financial Corporation	• President, Campus Crest • SVP Capital Markets, Cole Real Estate Investments
Real Estate Operating Experience	✓	✓	Ø	Ø
Student Housing Expertise	✓	✓	Ø	Ø



























CLINTON GROUP

Our Nominees will be Fiduciaries to All Shareholders



Existing Paradigm

CAMPUS CREST

Underperforming Management
Poor Property-Level Operations
Failed Vertical Integration
Years of Value Destruction
Board Independence Questionable

Terminated Executive Team w/o Alternative Leadership

Exited Development Activities
No Pipeline

Strategic Alternatives, i.e.

"Sell the Company"

New Paradigm

CAMPUS CREST

CAMPUS EVOLUTION VILLAGES

Short-Term and Medium-Term Plan

Change the Corporate Culture
Fix Operations
Buildout the Infrastructure
Evaluate JV Opportunities to Incubate Growth
Improve Balance Sheet
Employ Best Practices

Medium-Term and Long-Term Plan

Evaluate JV Opportunities to Incubate Growth
Access Capital Markets for Growth
Develop and Acquire Properties
Roll-up Acquisitions
Reduce Debt Levels

Constant Evaluation of All Strategic Alternatives

Continue Sale Process

- Our nominees plan to continue the ongoing strategic alternatives process without prejudice
- **"Companies are bought, not sold."** -- *and a sales process is not optimized when the Company does not have permanent management*

Our nominees are committed to an ongoing evaluation of shareholder value creation.

Ensuring a Fair Transaction with Campus Evolution Villages



	Hiring the Executive Team	**Purchasing the Management Company**
Our Work to Date to Ensure a Fair Deal	• Our nominees have negotiated and vetted the parameters of executive contracts for Andrew Stark and Evan Denner • We believe they can be executed by the new Board at terms inline with public company peers • We believe bringing on Messrs. Stark and Denner and the entire Campus Evolution Villages management team will produce annual savings to the historical executive suite expenditure in 2013	• Our nominees have negotiated and vetted the initial parameters to acquire Campus Evolution Villages' management company • Our nominees have studied the revenue profile and expense infrastructure of Campus Evolution Villages' management company • We believe over time, duplicative costs can be eliminated presenting an overall savings to Campus Crest • The management company revenue will produce a margin and be accretive over time
Third Party Assistance	• The Board will commission periodic compensation consulting reports • The Board will heed the shareholder response on say on pay votes	• The Board will convene a special committee and obtain a fairness opinion on the purchase of the management company

Onboarding Campus Evolution Villages will be achieved at market terms attractive to Campus Crest shareholders

__Our nominees will continue the strategic alternatives process__

CLINTON GROUP

Ensuring Fair Transactions in the Future

Board of Directors

Special Committee

(Comprised of Independent Directors)

Evaluating JV Opportunities or a Purchase of Campus Evolution Villages' Owned Properties

- The Special Committee will evaluate the feasibility and negotiate the transaction for Campus Evolution Villages' owned properties (Stark and Denner will not participate)
- Acquisition at the Company's option will be approved by the special committee
- Any JV transactions with Campus Evolution Villages' previous co-investors will be handled by the Special Committee
- Independent directors will solicit independent third party expertise to assist and opine on values in any related party transactions

The Board will create a Special Committee for any related party transactions to ensure the protection of all shareholder interests.

Why this is NOT Simply a Hostile Takeover Without Paying a Premium

- Our activities are in the spirit of improving the operations of the Company and ensuring a corporate governance and executive leadership structure built for the long-term
- Clinton Group is bearing significant expense to pursue this avenue as we believe it is the best outcome for shareholders
- We are doubtful on whether a change of control transaction today would bear an attractive price to shareholders
- After the Annual Meeting, Clinton Group, Campus Evolution Villages and all shareholders will have an alignment of interests
  - Shareholders will participate pro rata with Clinton Group and Campus Evolution Villages in the gains generated by the new Board

Benefits of Remaining Public Today	Benefits of our Approach
• Access to debt financing markets and equity capital markets	• Time is money, and the critical pre-leasing calendar and the "TURN" season is now
• Ability for the market to "reprice" the Company's stock on expectation of better leadership, sound operations and renewed growth	• Our group is not willing to sign a standstill which would preclude us from fighting an entrenched Board
• Ability to turn company around and raise accretive equity for growth	• We have no interest in "stealing the Company" today at a valuation far below the Company's realizable value in the public domain
• Benchmark to ACC and EDR	

Our goals are the same as all shareholders- to maximize value.

Proposed Corporate Governance Changes

- **Our nominees are committed to seeking the following corporate governance changes:**

- Extensive stock ownership guidelines (open market purchases) for all directors and officers commensurate with annual compensation and tenure

- Removal of directors for any reason

- Double triggers for all executive compensation arrangements

- Tenure and age restrictions for Board of Directors

- Separation of Chairman and CEO roles

Conclusion



- Simply put, we believe our nominees would constitute a better Board of Directors, and our plan to bring in the management of Campus Evolution Villages is far superior to the Company's current interim management

- The management team of Campus Evolution Villages is poised, capable and excited about bringing its knowledge base, experience, business strategy, brand and culture to Campus Crest for the benefit of all shareholders

- We recognize the shareholders may be fatigued with the years of underperformance and may prefer a sale of the Company today

  - Our Group intends on continuing the strategic alternatives process and will not stand in the way of a bid for the entire Company that is acceptable to shareholders

  - Our Group's plan should enhance the outcome of a strategic alternatives process and provides an attractive backup plan to a sale of the Company versus the status quo today

- We believe our comprehensive plan addresses all of the Company's needs today:

  - Installation of a cohesive management team and a repopulation of the Board of Directors

  - Detailed operational plan for turning around operations in the near-term

  - Repositioning of the Company for growth and acquisitions, when appropriate



Words of Encouragement from Our Peers in Student Housing

"Andrew, good luck with your proxy on Campus Crest. For the last year or so have always thought Campus Crest was poorly managed and ripe for a take over. Nobody else had the "stomach" / "guts" to take it on when I raised it with them. I think Evan and you have the ability and will to get it turned around."

– Representative, Large Lender to Student Housing Space

"Interesting potential involvement by you guys. If we can be helpful, please reach out."

- Chairman and CEO, Large Competitor

"If anyone can turn things around, you can."

- President, Large Competitor

"Hey! Hope all is well. Saw the news on Campus Crest. Good luck!! I know you guys would do an amazing job with the company based on all your recent successes. We have been extremely impressed with the performance on the deals we financed for you guys. I'm sure all the [ ][1] public company integration stuff we all worked on will help you and Andrew with the personnel and financial reorganization of this company. Please let us know if we can help with financing or anything else you need."

- Managing Director and Group Head, Major Investment Bank

(1) Intentionally omitted.



Contact Information

Clinton Group Corporate Office:

601 Lexington Avenue

51st Floor

New York, New York 10022

Contacts:

Joseph A. De Perio, Senior Portfolio Manager

Tel: +1 (212) 825 0400

Disclaimers



CLINTON DOES NOT ASSUME RESPONSIBILITY FOR INVESTMENT DECISIONS. THIS PRESENTATION DOES NOT RECOMMEND THE PURCHASE OR SALE OF ANY SECURITY. UNDER NO CIRCUMSTANCES IS THIS PRESENTATION TO BE USED OR CONSIDERED AS AN OFFER TO SELL OR A SOLICITATION OF AN OFFER BUY ANY SECURITY. THE PARTICIPANTS INCLUDE FUNDS AND ACCOUNTS THAT ARE IN THE BUSINESS OF TRADING - BUYING AND SELLING - PUBLIC SECURITIES. IT IS POSSIBLE THAT THERE WILL BE DEVELOPMENTS IN THE FUTURE THAT CAUSE ONE OR MORE OF THE PARTICIPANTS FROM TIME TO TIME TO SELL ALL OR A PORTION OF THEIR SHARES IN OPEN MARKET TRANSACTIONS OR OTHERWISE (INCLUDING VIA SHORT SALES). BUY ADDITIONAL SHARES (IN OPEN MARKET OR PRIVATELY NEGOTIATED TRANSACTIONS OR OTHERWISE) OR TRADE IN OPTIONS, PUTS CALLS OR OTHER DERIVATIVE INSTRUMENTS RELATING TO SUCH SHARES.

THE DATA AND INFORMATION USED IN THE ACCOMPANYING ANALYSIS CONTAINED HEREIN HAVE BEEN OBTAINED FROM SOURCES THAT CLINTON GROUP, INC. AND/OR ITS AFFILIATES (COLLECTIVELY, "CLINTON") BELIEVE TO BE RELIABLE, IS SUBJECT TO CHANGE WITHOUT NOTICE, ITS ACCURACY IS NOT GUARANTEED, AND IT MAY NOT CONTAIN ALL MATERIAL INFORMATION CONCERNING THE SECURITIES WHICH MAY BE THE SUBJECT OF THE ANALYSIS. NEITHER CLINTON NOR ITS AFFILIATES MAKE ANY REPRESENTATION REGARDING, OR ASSUME RESPONSIBILITY OR LIABILITY FOR, THE ACCURACY OR COMPLETENESS OF, OR ANY ERRORS OR OMISSIONS IN, ANY INFORMATION THAT IS PART OF THE ANALYSIS.

CLINTON MAY HAVE RELIED UPON CERTAIN QUANTITATIVE AND QUALITATIVE ASSUMPTIONS WHEN PREPARING THE ANALYSIS WHICH MAY NOT BE ARTICULATED AS PART OF THE ANALYSIS. THE REALIZATION OF THE ASSUMPTIONS ON WHICH THE ANALYSIS WAS BASED ARE SUBJECT TO SIGNIFICANT UNCERTAINTIES, VARIABILITIES AND CONTINGENCIES AND MAY CHANGE MATERIALLY IN RESPONSE TO SMALL CHANGES IN THE ELEMENTS THAT COMPRISE THE ASSUMPTIONS, INCLUDING THE INTERACTION OF SUCH ELEMENTS. FURTHERMORE, THE ASSUMPTIONS ON WHICH THE ANALYSIS WAS BASED MAY BE NECESSARILY ARBITRARY, MAY MADE AS OF THE DATE OF THE ANALYSIS, DO NOT NECESSARILY REFLECT HISTORICAL EXPERIENCE WITH RESPECT TO SECURITIES SIMILAR TO THOSE THAT MAY BE THE CONTAINED IN THE ANALYSIS, AND DOES NOT CONSTITUTE A PRECISE PREDICTION AS TO FUTURE EVENTS.

BECAUSE OF THE UNCERTAINTIES AND SUBJECTIVE JUDGMENTS INHERENT IN SELECTING THE ASSUMPTIONS AND ON WHICH THE ANALYSIS WAS BASED AND BECAUSE FUTURE EVENTS AND CIRCUMSTANCES CANNOT BE PREDICTED, THE ACTUAL RESULTS REALIZED MAY DIFFER MATERIALLY FROM THOSE PROJECTED IN THE ANALYSIS.

NOTHING INCLUDED IN THE ANALYSIS CONSTITUTES ANY REPRESENTATIONS OR WARRANTY BY CLINTON AS TO FUTURE PERFORMANCE. NO REPRESENTATION OR WARRANTY IS MADE BY CLINTON AS TO THE REASONABLENESS, ACCURACY OR SUFFICIENCY OF THE ASSUMPTIONS UPON WHICH THE ANALYSIS WAS BASED OR AS TO ANY OTHER FINANCIAL INFORMATION THAT IS CONTAINED IN THE ANALYSIS, INCLUDING THE ASSUMPTIONS ON WHICH THEY WERE BASED.

MEMBERS OF THE CLINTON TEAM SHALL NOT BE LIABLE FOR EITHER (I) ANY ERRORS OR OMISSIONS MADE IN DISSEMINATING THE DATA OR ANALYSIS CONTAINED HEREIN OR (II) DAMAGES (INCIDENTAL, CONSEQUENTIAL OR OTHERWISE) WHICH MAY ARISE FROM YOUR OR ANY OTHER PARTY'S USE OF THE DATA OR ANALYSIS CONTAINED HEREIN.

THE INFORMATION THAT CONTAINED IN THE ANALYSIS SHOULD NOT BE CONSTRUED AS FINANCIAL, LEGAL, INVESTMENT, TAX, OR OTHER ADVICE. YOU ULTIMATELY MUST RELY UPON ITS OWN EXAMINATION AND PROFESSIONAL ADVISORS, INCLUDING LEGAL COUNSEL AND ACCOUNTANTS AS TO THE LEGAL, ECONOMIC, TAX, REGULATORY, OR ACCOUNTING TREATMENT, SUITABILITY, AND OTHER ASPECTS OF THE ANALYSIS.